Filed pursuant to General Instruction II.L. of Form F-10

File No. 333-270315

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus supplement (“Prospectus Supplement”) and the accompanying short form base shelf prospectus dated April 11, 2023 (the “Prospectus”) from documents filed with securities commissions or similar authorities in Canada.Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Avino Silver & Gold Mines Ltd. at 570 Granville Street, Suite 900, Vancouver, British Columbia V6C 3P1, telephone (604) 682‑3701, and are also available electronically at www.sedarplus.ca.

This Prospectus Supplement, together with the Prospectus to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the Prospectus Supplement and the Prospectus, as amended or supplemented, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 11, 2023

SECONDARY OFFERING	October 27, 2023

AVINO SILVER & GOLD MINES LTD.

14,000,000

Common Shares

This Prospectus Supplement, together with the accompanying Prospectus, qualifies the distribution (the “Offering”) of up to 14,000,000 common shares (the “Offered Shares”) of Avino Silver & Gold Mines Ltd. (“Avino” or the “Corporation”) to be sold by Coeur Mining, Inc. (the “Selling Shareholder” or “Coeur”) to eligible investors outside of Canada at the prevailing market price of the issued and outstanding common shares of the Corporation (the “Common Shares”) at the time of sale, representing estimated gross proceeds of approximately US$7,000,000 to the Selling Shareholder. The Corporation will not be entitled to any of the proceeds from the sale of the Offered Shares offered by this Prospectus Supplement, and will not receive any of the proceeds of the Offering. See “Plan of Distribution”, “Use of Proceeds” and “Selling Shareholder”.

This Prospectus Supplement has been prepared in satisfaction of the Corporation’s obligation to the Selling Shareholder under the Registration Rights Agreement dated March 21, 2022 (the “Registration Agreement”).  The Corporation agreed in the Registration Agreement to bear the fees and expenses incidental to the registration or qualification for sale of the Offered Shares to the public.  The Offered Shares are being offered by the Selling Shareholder through registered representatives (the “Agents”) only in the United States of America on a “best efforts” basis and in any other jurisdiction where the Offered Shares may be lawfully offered for sale and sold.  No Offered Shares will be offered or sold to Canadian purchasers, and there will be no solicitations or advertising activities undertaken in Canada in connection with the Offering. No underwriter or agent has been involved in the preparation of this Prospectus Supplement or performed any review or independent due diligence of the contents of this Prospectus Supplement.  The Offered Shares will be distributed at the prevailing market price of Common Shares at the time of sale. As a result, prices may vary as between purchasers and during the period of distribution.  See “Plan of Distribution”.

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and on the NYSE American LLC (the “NYSE American”) under the symbol “ASM”.  The Common Shares are also quoted on the Frankfurt Stock Exchange under the symbol “GV6”.  On October 27, 2023, the closing price of the Common Shares on the TSX was C$0.70 and the closing price of the Common Shares on the NYSE American was US$0.51.

The Agents are not registered as investment dealers in any Canadian jurisdiction and, accordingly, the Agents will only sell the Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. See “Plan of Distribution”.

The Corporation is permitted, under the multi‑jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Purchasers of the Offered Shares should be aware that such requirements are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and thus may not be comparable to financial statements of United States (“US”) companies.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences. Such consequences for purchasers who are resident in, or citizens of, the United States or any other jurisdiction may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this Prospectus Supplement with respect to the Offered Shares and consult their own tax advisors. See “Certain United States Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under US federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are not residents of the United States, that some or all of the Agents or experts named herein are not residents of the United States, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States. See “Enforceability of Civil Liabilities” in the Prospectus.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Selling Shareholder will pay the Agents compensation or allow a discount for their services in acting as agents or in connection with the sale of Offered Shares up to 3.0% of the gross sales price per Offered Share sold (the “Agents’ Fee”).

The Agents will not engage in any transactions that stabilize the price of the Common Shares.  No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over allot, securities in connection with the distribution or effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The Selling Shareholder offers the Offered Shares subject to the approval of certain legal matters relating to the Offering on behalf of the Corporation by Harper Grey LLP and Lewis Brisbois Bisgaard & Smith LLP, and on behalf of the Selling Shareholder by Goodmans LLP and Gibson, Dunn & Crutcher LLP.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Offered Shares will be delivered on such dates as may be agreed upon by the Selling Shareholder and the Agents (each a “Closing Date”) until all of the Offered Shares are sold, although it is anticipated that the Closing Date will occur within the 90 days from the date of this Prospectus Supplement.

An investment in the Offered Shares is highly speculative and involves a high degree of risk, and should only be made by persons who can afford the total loss of their investment. The risk factors included or incorporated by reference in this Prospectus Supplement and the Prospectus should be carefully reviewed and considered by purchasers in connection with an investment in the Offered Shares. See “Cautionary Note Regarding Forward‑Looking Statements” and “Risk Factors” in this Prospectus Supplement and in the AIF (as defined herein), which is available electronically on SEDAR+ (as defined herein) at www.sedarplus.ca.

Our head office, and registered and records offices, are located at 570 Granville Street, Suite 900, Vancouver, British Columbia, Canada, V6C 3P1.

Ronald Andrews, a director of the Corporation, and Peter Bojtos, a director of the Corporation, each reside outside of Canada and have each appointed the Corporation at 570 Granville Street, Suite 900, Vancouver, British Columbia, Canada, V6C 3P1, as agent for service of process in Canada. See “Agent for Service of Process” both in this Prospectus Supplement and in the accompanying Prospectus.

Coeur Mining, Inc. has appointed GODA Incorporators Inc. as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process” in this Prospectus Supplement.

Investors should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this Prospectus Supplement (including the accompanying Prospectus) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. No offer of these securities is being made in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part is the accompanying Prospectus, which gives more general information, some of which may not apply to this Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering.

In this Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Avino” or the “Corporation”, refer to Avino Silver & Gold Mines Ltd. together with our subsidiaries.

In this Prospectus Supplement, unless otherwise indicated, all references to “US$” are to U.S. dollars, and all references to “C$” or “$” are to Canadian dollars.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus and on the other information included in the registration statement of which this Prospectus Supplement forms a part. None of Avino, the Selling Shareholder or the Agents have authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. No offer to sell or solicitation of an offer to buy the securities offered pursuant to this Prospectus Supplement may be made in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in the Prospectus and this Prospectus Supplement is accurate only as of the date on the front of such documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in the Prospectus and this Prospectus Supplement and the documents incorporated by reference in the Prospectus and this Prospectus Supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

AVAILABLE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and interim reports, material change reports and other information. In addition, we are subject to the requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short‑swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we may not be required to publish financial statements as promptly as US companies.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare the Prospectus and this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS and thus may not be comparable to financial statements of United States companies.

S-1

Information concerning mineral deposits set forth herein and in the documents incorporated herein by reference may not be comparable with information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS

This Prospectus Supplement, including the documents incorporated by reference herein, contains “forward‑looking statements” or “forward‑looking information” (collectively, “forward‑looking statements”) within the meaning of applicable securities laws. The forward‑looking statements are provided as of the date of this Prospectus Supplement and the Corporation does not intend and does not assume any obligation to update these forward‑looking statements, except as required by applicable law.

All statements included and incorporated by reference herein that address events or developments that we expect to occur in the future are forward‑looking statements. Generally, forward‑looking statements can be identified by the use of forward‑looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The forward‑looking statements are based on reasonable assumptions that have been made by Avino as at the date hereof and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avino to be materially different from those expressed or implied by such forward‑looking statements, including but not limited to:

•	risks related to, or associated with commodity price fluctuations;
•	risks related to exchange rate fluctuations;
•

risks related to epidemics, pandemics or other public health crises, including the novel coronavirus (“COVID‑19”) global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Avino’s business, operations and financial condition;

•	global market conditions;
•	inaccuracies in production and cost estimates;
•

uncertainties regarding resource estimates at the Avino property (the “Avino Property”), the La Preciosa property (“La Preciosa Property”), or any other property with respect to which the Corporation has or proposes to acquire an interest;

•	that there are no current estimates of mineral reserves;
•	that Avino has had negative cash flow from operating activities;
•	risks of exploration and development;
•	risks related to permitting of operations;
•	risks of mining operations;
•	risks of competition;
•	risks of unauthorized mining;
•	risks associated with our future plans and objectives;
•	risks associated with our future financial and operational performance
•	that Avino is dependent on its key personnel;
•	risks related to Avino’s financial controls;
•	dividend policy and future payment of dividends;

S-2

•	risks related to conflicts of interest of Avino’s directors and officers;
•	that Avino may not be able to obtain adequate financing in the future;
•	litigation;
•	risks related to Avino’s current credit facility and financing agreements;
•	title, permit or license disputes related to interests on any of the properties in which Avino holds, or may acquire any interest;
•	interpretation by government entities of tax laws or the implementation of new tax laws;
•	environmental risks;
•	that exploration and development activities related to mine operations are subject to extensive laws and regulations;
•	risks associated with the acquisition and maintenance of mining infrastructure;
•	that Avino’s success is dependent on the efforts of its employees and contractors;
•	that mining depletion may not be replaced by the discovery of new mineral resources;
•	that operators’ mining operations are subject to risks that may not be able to be insured against;
•	risks related to land title;
•	risks related to international operations;
•	risks related to operating in developing economies;
•	risks associated with the construction, development and expansion of mines and mining projects;
•	risks associated with the theft of concentrate;
•	the volatility of the stock market;
•	that existing securityholders may be diluted;
•	risks related to Avino’s public disclosure obligations;
•	risks associated with future sales or issuances of debt or equity securities;
•	that there can be no assurance that an active trading market for Avino’s securities will be sustained;
•	risks related to the enforcement of civil judgments against Avino;
•	risks relating to Avino potentially being a passive foreign investment company within the meaning of US federal tax laws; and
•	the dispute over alleged delinquent taxes for mining duties on five of the La Preciosa Property concessions,

as well as those factors discussed in the section entitled “Risk Factors” in the accompanying Prospectus and in the section entitled “Risk Factors” in our annual information form for the fiscal year ended December 31, 2022, dated as of March 31, 2023 (“AIF” or “Annual Information Form”) and incorporated by reference in accompanying the Prospectus.

Estimates of mineral resources are also forward‑looking statements because they involve estimates of mineralization that will be encountered in the future, and projections regarding other matters that are uncertain, such as future costs and commodity prices.

Forward‑looking statements are based on a number of material assumptions, which management of Avino believe to be reasonable, including, but not limited to, that the continuation of mining operations from which Avino will purchase precious or other metals or in respect of which Avino will receive payments, that commodity prices will not experience a material adverse change, mining operations will operate in accordance with disclosed parameters and achieve their stated production outcomes and such other assumptions as may be set out herein.

Although Avino has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward‑looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward‑looking statements. Accordingly, readers should not place undue reliance on forward‑looking statements. Investors and readers of this Prospectus Supplement should also review the risk factors set out in this Prospectus Supplement under the heading “Risk Factors” and in the section entitled “Risk Factors” in the Prospectus and our AIF.

S-3

NOTICE REGARDING NON‑IFRS MEASURES

The documents incorporated by reference herein include certain terms or performance measures that are not defined under IFRS, such as silver (or gold) equivalent payable ounces, cash cost of silver equivalent payable ounce, all-in sustaining cash cost per silver equivalent payable ounce, EBITDA, adjusted earnings (loss) and adjusted earnings (loss) per share. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, see “Non‑IFRS Financial Measures” in our Interim MD&A (as defined below), which are incorporated herein by reference. These non‑IFRS measures should be read in conjunction with the Corporation’s financial statements incorporated herein by reference.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Avino Silver & Gold Mines Ltd. at 570 Granville Street, Suite 900, Vancouver, British Columbia, Canada, V6C 3P1, telephone (604) 682‑3701 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”), at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov. Our filings through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set forth herein. The following documents, filed by the Corporation with the securities commissions or similar regulatory authorities in certain provinces of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	our management information circular dated May 15, 2023 in respect of the annual general and special meeting of shareholders of the Corporation held on June 20, 2023;

(b)	our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2023 (the “Interim Financial Statements”);

(c)	our management’s discussion and analysis of our results of operations and financial position for the six months ended June 30, 2023 (the “Interim MD&A”); and

(d)	our material change report filed on October 27, 2023 in respect of the announcement of the Offering.

Any documents of the type described in Section 11.1 of Form 44‑101F1 – Short Form Prospectus Distributions filed by the Corporation with a securities commission or similar authority in any province of Canada after the date of this Prospectus Supplement and prior to the completion or termination of the Offering shall be deemed incorporated by reference into the Prospectus for the purposes of the Offering. Documents referenced in this Prospectus Supplement, the accompanying Prospectus or any of the documents incorporated by reference herein or therein, but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference herein or therein, are not incorporated by reference in this Prospectus Supplement.

In addition, any future document or information that the Corporation files with, or furnishes to, the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act, after the date of this Prospectus Supplement and before the termination of the Offering, will be deemed to be incorporated by reference in the registration statement of which this Prospectus Supplement and the Prospectus form a part (in the case of a Report on Form 6‑K, if and to the extent expressly provided therein).

S-4

Any statement contained in the Prospectus, in this Prospectus Supplement or in any document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus for the purpose of this Offering shall be deemed to be modified or superseded, for purposes of the Prospectus and this Prospectus Supplement, to the extent that a statement contained herein or in the Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement, the Prospectus or the documents incorporated by reference herein or therein, except as so modified or superseded.

MARKETING MATERIALS

Any “template version” of “marketing materials” (each as defined in National Instrument 41‑101‑ General Prospectus Requirements) filed with the securities commission or similar authority in each of the provinces of Canada (except Quebec) in connection with the Offering after the date hereof but prior to the termination of the distribution of the Offered Shares under this Prospectus Supplement (including any amendments to, or an amended version of, the marketing materials) is deemed to be incorporated by reference herein solely for the purposes of the Offering.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement and the Prospectus form a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) the consent of Deloitte LLP; (iii) the consent of Manning Elliott LLP; and (iv) the consent of each “qualified person” for the purposes of NI 43‑101 listed on the Exhibit Index of the registration statement.

FINANCIAL AND EXCHANGE RATE INFORMATION

The annual consolidated financial statements of the Corporation incorporated by reference in this Prospectus Supplement have been prepared in accordance with IFRS and are reported in United States dollars (“U.S. Dollars”, “USD” or “US$”). These financial statements may not be comparable to financial statements of United States companies.

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the periods indicated; (ii) the high and low exchange rates during each period; and (iii) the average exchange rates in effect during each period, in each case, as identified or calculated from the Bank of Canada rate in effect on each trading day during the relevant period. These rates are expressed as U.S. dollars per C$1.00:

Fiscal Year Ended December 31
Canadian Dollars to US Dollars	2022	2021	2020
Rate at end of period	USD 0.7692	USD 0.7978	USD 0.7454
High for period	USD 0.8021	USD 0.8302	USD 0.7861
Low for period	USD 0.7204	USD 0.7727	USD 0.6867

S-5

On October 27, 2023, the exchange rate as quoted by the Bank of Canada was C$1.00 = US$0.7217 (US$1.00 = C$1.3857).

COMMODITY PRICE INFORMATION

The following table sets out the high, low and average spot commodity price in US$ of gold (London PM Fix) for the last three financial years ending December 31, 2020, 2021 and 2022:

	Year Ended December 31
	2022	2021	2020
High for period	2039.05	1943.20	1972.35
Low for period	1631.70	1683.95	1474.25
Average for period	1800.69	1798.61	1769.64
Rate at end of period	1813.75	1805.85	1887.60

The following table sets out the high, low and average spot commodity price in US$ of silver (London Fix) for the three financial years ending December 31, 2020, 2021 and 2022:

	Year Ended December 31
	2022	2021	2020
High for period	25.9150	29.5858	28.8850
Low for period	17.7700	21.5250	14.015
Average for period	21.7135	25.0366	20.5450
Rate at end of period	23.9450	23.0850	26.4850

THE CORPORATION

The following description of the Corporation does not contain all of the information about the Corporation and its assets and business that you should consider before investing in the Offered Shares. You should carefully read the entire Prospectus Supplement and the accompanying Prospectus, including the sections titled “Risk Factors”, and the Annual Information Form, as well as the documents incorporated by reference herein and therein before making an investment decision.

Avino is engaged in the evaluation, acquisition, exploration, development and operation of precious metals and polymetallic mineral properties, primarily those already producing or with the potential for near- term production. The Corporation’s geographic focus is Mexico. The Corporation owns and operates the Avino Mine on the Avino Property in Durango, Mexico, and owns the La Preciosa Property in Durango, Mexico.

The Corporation produces copper concentrates containing silver, gold and copper. The Corporation believes that because of the availability of alternate processing and commercialization options for its concentrates, it is not dependent on a particular purchaser with regard to the sale of its products.

Avino’s financial results in the short‑term are primarily tied to the price of commodities and the amount of production from its properties. Over the longer‑term, results are impacted by the availability of exploration and development capital to expand or extend Avino’s producing assets. Avino has a long‑term investment outlook and recognizes the cyclical nature of the industry.

S-6

RECENT DEVELOPMENTS

There has been no change in recent developments regarding the business, operations or properties of Avino set out in the Prospectus under the heading “Recent Developments”.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our consolidated share or loan capital since the date of the Interim Financial Statements.

USE OF PROCEEDS

The proceeds from the sale or other disposition of the Offered Shares covered by this Prospectus Supplement are solely for the account of the Selling Shareholder. Accordingly, Avino will not receive any proceeds from the sale or other disposition of the Offered Shares by the Selling Shareholder.

The net proceeds, if any, of the Offering are not precisely determinable in light of the nature of the distribution.  The net proceeds of any given distribution of Offered Shares through the Agents will represent the gross proceeds realized by the Selling Shareholder, after deducting the applicable compensation or discount payable to the Agents. The estimated net proceeds of the Offering to the Selling Shareholder will be approximately US$6,790,000, after deducting the aggregate estimated Agents’ Fee in the amount of approximately US$210,000.  The total costs and expenses of the Offering to be borne by Avino are not expected to exceed US$50,000.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares without par value. As of October 27, 2023, there were 125,655,448 Common Shares issued and outstanding. In addition, as of the date of this Prospectus Supplement, there were: 6,666,000 Common Shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of C$1.27; and 3,048,320 Common Shares issuable upon the conversion of outstanding restricted stock units. For a description of the terms and provisions of the Common Shares, see “Description of Share Capital” in the Prospectus.

S-7

PRIOR SALES

During the 12‑month period before the date of this Prospectus Supplement, the Corporation has issued the following Common Shares:

Month Issued	Number of Securities	Security	Price per Security (US$, unless otherwise noted)
October 2023	82,606(1)	Common shares	0.5258
	98,479(1)	Common shares	0.5313
	65,800(1)	Common shares	0.5025
	78,500(1)	Common shares	0.5061
	95,700(1)	Common shares	0.5003
	14,174(1)	Common shares	0.5011
	13,498(1)	Common shares	0.5062
	203,328(1)	Common shares	0.5039
	110,000(1)	Common shares	0.5040
	83,000(1)	Common shares	0.5060
	217,100(1)	Common shares	0.5315
	36,400(1)	Common shares	0.5072
	22,800(1)	Common shares	0.5019
	425(1)	Common shares	0.5009
September 2023	91,462(1)	Common shares	0.6436
	60,938(1)	Common shares	0.6329
	63,400(1)	Common shares	0.6308
	51,300(1)	Common shares	0.6134
	77,700(1)	Common shares	0.5868
	79,600(1)	Common shares	0.6045
	126,800(1)	Common shares	0.6010
	309,600(1)	Common shares	0.6212
	283,200(1)	Common shares	0.6533
	50,000(1)	Common shares	0.6292
	34,100(1)	Common shares	0.6043
	34,400(1)	Common shares	0.6147
	75,000(1)	Common shares	0.5935
	44,400(1)	Common shares	0.5890
	46,200(1)	Common shares	0.5712
	49,208(1)	Common shares	0.5553
	51,407(1)	Common shares	0.5325
August 2023	71,200(1)	Common shares	0.7061
	412,666(2)	Common shares	C$0.93
	66,000(1)	Common shares	0.6833
	103,500(1)	Common shares	0.6583
	105,700(1)	Common shares	0.6563
	174,000(1)	Common shares	0.6458

S-8

Month Issued	Number of Securities	Security	Price per Security (US$, unless otherwise noted)
July 2023	80,000(1)	Common shares	W.6478
	124,000(1)	Common shares	0.6529
	242,200(1)	Common shares	0.6898
	166,800(1)	Common shares	0.6703
	93,400(1)	Common shares	0.6871
	73,600(1)	Common shares	0.7049
	59,000(1)	Common shares	0.6973
	285,600(1)	Common shares	0.7293
	121,800(1)	Common shares	0.7374
	88,600(1)	Common shares	0.7410
	120,000(1)	Common shares	0.7312
	133,800(1)	Common shares	0.7534
	76,200(1)	Common shares	0.7386
	133,300(1)	Common shares	0.7246
	106,700(1)	Common shares	0.6780
	143,600(1)	Common shares	0.6970
	144,600(1)	Common shares	0.7088
	53,700(1)	Common shares	0.7114
	199,500(1)	Common shares	0.7068
June 2023	124,702(1)	Common shares	0.6556
	153,098(1)	Common shares	0.6551
	15,150(1)	Common shares	0.6541
	137,050(1)	Common shares	0.6400
March 2023	592,667(2)	Common shares	C$1.09
February 2023	14,100(1)	Common shares	0.8006
January 2023	19,000(1)	Common shares	0.8110
	28,000(1)	Common shares	0.8112
	40,500(1)	Common shares	0.8344
	52,500(1)	Common shares	0.8206
	34,100(1)	Common shares	0.8250
	60,200(1)	Common shares	0.8054
	5,300(1)	Common shares	0.8005

(1)	Issued pursuant to an at-the-market distribution in the US.

(2)	Issued pursuant to the vesting of RSUs.

During the 12‑month period before the date of this Prospectus Supplement, the Selling Shareholder has not sold any Common Shares.

Warrants

The Corporation has not issued any share purchase warrants during the 12-month period prior to the date of this Prospectus Supplement.

Stock Options

The following table summarizes details of the stock options granted by the Corporation during the 12-month period prior to the date of this Prospectus Supplement:

Date of Grant	Number of Securities	Security	Exercise Price per Security (C$)
July 10, 2023	150,000	Stock Options(1)	$1.12
March 29, 2023	2,370,000	Stock Options(1)	$1.12

(1)	Options granted pursuant to the Corporation’s Stock Option Plan, and exercisable until March 29, 2028, with a one year vesting period.

S-9

Restricted Share Units (“RSU’s”)

The following table summarizes details of the RSU’s granted by the Corporation during the 12-month period prior to the date of this Prospectus Supplement:

Date of Grant	Number of Securities	Security	Deemed Issue Price per Security (C$)
July 10, 2023	69,320	RSU(1)	$0.94
March 29, 2023	1,809,000	RSU(1)	$1.12

(1)	RSUs granted pursuant to the Corporation’s Restricted Share Unit Plan, vesting 1/3 each year from the date of the grant.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and NYSE American under the symbol “ASM”, and on the Frankfurt Stock Exchange under the symbol “GV6”. The following tables set forth information relating to the trading of the Common Shares on the TSX and the NYSE American for the 12‑month period prior to the date of this Prospectus Supplement.

	NYSE AMERICAN		TSX
	(United States Dollars)		(Canadian Dollars)
	High	Low	High	Low
Last Twelve Months
To October 27, 2023	0.54	0.44	0.75	0.61
September 2023	0.69	0.52	0.92	0.69
August 2023	0.74	0.63	0.98	0.85
July 2023	0.76	0.66	1.00	0.88
June 2023	0.73	0.63	0.99	0.84
May 2023	0.92	0.67	1.25	0.90
April 2023	1.01	0.82	1.34	1.07
March 2023	0.91	0.65	1.23	0.89
February 2023	0.81	0.67	1.07	0.89
January 2023	0.85	0.69	1.15	0.95
December 2022	0.72	0.60	0.97	0.82
November 2022	0.72	0.58	1.00	0.80
October 2022	0.75	0.50	0.87	0.71

	NYSE AMERICAN		TSX
	(United States Dollars)		(Canadian Dollars)
	High	Low	High	Low
For the Quarter Ended
September 30, 2023	0.76	0.52	1.00	0.69
June 30, 2023	1.01	0.63	1.35	0.84
March 31, 2023	0.91	0.65	1.23	0.89
December 31, 2022	0.75	0.50	1.00	0.71

On October 27, 2023, the closing price of the Common Shares on the TSX was C$0.70 and on the NYSE American was US$0.51.

S-10

SELLING SHAREHOLDER

Ownership of Common Shares

The following table sets forth certain information regarding the ownership of Common Shares of the Selling Shareholder as of the date of this Prospectus Supplement, before and after the completion of the Offering. The Selling Shareholder is the owner of record of all its Common Shares:

	Common Shares Owned Before Giving Effect to the Offering		Common Shares to be sold Pursuant to the Offering	Common Shares Owned After Giving Effect to the Offering
Name	Number	% of Class	Number	Number	% of Class
Coeur Mining, Inc.	14,000,000	11.24%	14,000,000	Nil	Nil

Acquisition of Common Shares and Warrants

Pursuant to a share purchase agreement between the Corporation and the Selling Shareholder dated October 27, 2021, the Corporation issued 14,000,000 Common Shares to the Selling Shareholder, as well as 7,000,000 share purchase warrants exercisable at US$1.09 per share, which have expired in accordance with their terms (the “Coeur Warrants”).  The Selling Shareholder did not exercise any of the Coeur Warrants prior to their expiry.

PLAN OF DISTRIBUTION

The Selling Shareholder proposes to sell through the Agents on a “best efforts” basis an aggregate of up to 14,000,000 Offered Shares to eligible investors outside of Canada at the prevailing market price of the Common Shares at the time of sale for estimated gross proceeds of approximately US$7,000,000 payable in cash to the Selling Shareholder against delivery of the Offered Shares.

The Offered Shares will only be offered for sale through registered Agents in the United States of America, and in any other jurisdiction where the Offered Shares may be lawfully offered for sale and sold until all of the Offered Shares are sold, although it is anticipated that the sales of the Offered Shares will occur within 90 days from the date of this Prospectus Supplement.  The Agents are not registered as investment dealers in any Canadian jurisdiction and, accordingly, the Agents will only sell the Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

In consideration for the services provided by the Agents in connection with the Offering, the Selling Shareholder will pay to the Agents the Agents’ Fee of up to 3.0% of the aggregate gross proceeds of the Offering.  The total costs and expenses of the Offering payable by Avino are not expected to exceed US$50,000.  The Corporation will not be entitled to any of the proceeds from the sale of the Offered Shares.

S-11

Pursuant to the Registration Agreement, the Corporation has agreed to indemnify the Selling Shareholder against certain liabilities, including liabilities under Canadian provincial securities legislation and under the US Securities Act of 1933, as amended, and the Selling Shareholder has agreed to indemnify the Corporation against certain liabilities, including with respect to certain information related solely to the Selling Shareholder and furnished in writing to the Corporation for use in this Prospectus Supplement.

The Offered Shares will be offered for sale only in the United States pursuant to the multi‑jurisdictional disclosure system adopted by the SEC and the securities regulatory authorities in Canada. No Offered Shares will be offered or sold in any jurisdiction outside of the United States, except in compliance with applicable laws and regulations, provided such offers do not require the Corporation or the Selling Shareholder to comply with the registration, prospectus, continuous disclosure filing or other similar requirements under the laws of such jurisdictions. No Offered Shares will be offered or sold to Canadian purchasers, and there will be no solicitations or advertising activities undertaken in Canada in connection with the Offering.

The Agents will not engage in any transactions that stabilize the price of the Common Shares.  No underwriter or dealer, and no person or company acting jointly or in concert with an underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter or dealer creating an over-allocation position in the securities.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that the Offered Shares will be delivered under the book-based system through the Depositary Trust Company (“DTC”) or its nominee and deposited in registered or electronic form with DTC on each Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

It is expected that delivery of the Offered Shares will be made against payment therefor on or about their Closing Dates as specified on the cover page of this Prospectus Supplement, some or all of which may not be two business days following the date of sale (this settlement cycle being referred to as “T+2”). Under Rule 15c6‑1 of the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares prior to their Closing Date will be required, to the extent that the Offered Shares will not settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade their Offered Shares prior to their Closing Date should consult their own advisors.

The issued and outstanding Common Shares are listed and posted for trading on the TSX and the NYSE American under the trading symbol “ASM” and on the Frankfurt Stock Exchange under the symbol “GV6”. On October 27, 2023, the closing price of the Common Shares on the TSX and the NYSE American was C$0.70 and US$0.51, respectively.

RELATIONSHIP BETWEEN THE SELLING SHAREHOLDER AND CERTAIN OF THE AGENTS

There is no relationship between the Selling Shareholder and the Agents and, other than the Agents’ Fee payable to the Agents in connection with the Offering by the Selling Shareholder, the Agents and their affiliates will derive no other benefit from the Offering. See “Use of Proceeds” and “Plan of Distribution”.

S-12

RISK FACTORS

Investing in securities of the Corporation involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Corporation’s business.  Investors should carefully consider the information included or incorporated herein by reference in this Prospectus Supplement and the Prospectus (including subsequently filed documents incorporated by reference) and the Corporation’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Common Shares.  There are various risks that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Corporation.  These risk factors, together with all of the other information included, or incorporated by reference in this Prospectus Supplement, including information contained in the section entitled “Cautionary Statement Regarding Forward-Looking Information” should be carefully reviewed and considered before a decision to invest in the Common Shares is made. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also materially and adversely affect its business.

Metals and Mineral Prices Are Subject to Dramatic and Unpredictable Fluctuations

The market prices of precious metals and other minerals are volatile and cannot be controlled.  If the prices of precious metals and other minerals should drop significantly, the economic prospects of the Corporation’s operating mines and projects could be significantly reduced or rendered uneconomic.  There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same.  Mineral prices have fluctuated widely, particularly in recent years.  The marketability of minerals is also affected by numerous other factors beyond the control of the Corporation, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The Corporation has not entered into any hedging arrangements for any of its metal and mineral production.  The Corporation may enter into hedging arrangements in the future.

Current Global Financial Conditions

In recent years, global financial markets have experienced increased volatility, and global financial conditions have been subject to increased instability due to many factors, including debt defaults and the COVID-19 pandemic.  These have a profound impact on the global economy.  Many industries, including the mining sector, were impacted by these market conditions.  Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity.  Access to financing for mining companies continues to be negatively impacted by liquidity constraints.  These factors may impact the ability of the Corporation to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Corporation. If these increased levels of volatility and market turmoil continue, the Corporation’s operations and planned growth could be adversely impacted and the trading price of the securities of the Corporation may be adversely affected.

Inaccuracies in Production and Cost Estimates

The Corporation prepares estimates of future production and future production costs for its operations.  No assurance can be given that these estimates will be achieved.  Production and cost estimates are based on, among other things, the following: the accuracy of mineral resource estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of mineralization, equipment and mechanical availability, labour, and the accuracy of estimated rates and costs of mining and processing. Actual production and costs may vary from estimates for a variety of reasons, including actual mineralization mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the mineral resources, such as the need for sequential development of mineralized zones and the processing of new sources or different grades of mineralization; and the risks and hazards associated with mining described below under “Mining and Mineral Exploration Have Substantial Operational Risks”.  In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.  Costs of production may also be affected by a variety of factors, including: variability in grade or dilution, metallurgy, labour costs, costs of supplies and services (such as, fuel and power), general inflationary pressures and currency exchange rates.  Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.

S-13

Uncertainty Regarding Resource Estimates

Only mineral resources have been determined for certain of the Corporation’s properties, and no estimate of reserves on any property has been completed.  Resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than estimated.  In making determinations about whether to advance any projects to development, the Corporation must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties.  Until mineralized zones are actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only.  These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable.  The Corporation cannot assure that:

•	Resource or other mineralization estimates will be accurate; or
•	Mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of a mine or a project and its return on capital.  The Corporation’s resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for silver and gold may render portions of the Corporation’s mineralization uneconomic and result in reduced reported mineral resources.

Any material reductions in estimates of mineral resources, or of the Corporation’s ability to extract such mineral resources, could have a material adverse effect on the Corporation’s results of operations or financial condition.  The Corporation cannot assure that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

No Reserves

There are no current estimates of mineral reserves for any of the Corporation’s mines or projects.  The Corporation made decisions to enter into production at the Avino Mine, and the San Gonzalo Mine (which ceased operations in 2019), without having completed final feasibility studies. Accordingly, the Corporation did not base its production decisions on any feasibility studies of mineral reserves demonstrating economic and technical viability of the mines.  As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Corporation’s mines or the costs of such recovery.  As the Corporation’s mines do not have established reserves, the Corporation faces higher risks that anticipated rates of production and production costs will be achieved, and these risks could have a material adverse impact on the Corporation’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve profitable operations.

Sufficiency of Current Capital and Ability to Obtain Financing

The further exploitation, development and exploration of mineral properties in which the Corporation holds interests or which the Corporation acquires may depend upon its ability to obtain equity financing and/or debt financing, to enter into joint ventures or to obtain other means of financing.  There is no assurance that the Corporation will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Corporation to obtain financing on favourable terms, or at all.

S-14

As of September 30, 2023, the Corporation had approximately US$4.3 million in cash and amounts receivable. The Corporation has had a history of negative operating cash flow.  While the Corporation considers that it has sufficient capital to support its current operating requirements based on its current capital resources and expected cash flows from ongoing operations, there is a risk that commodity prices decline or other factors may cause the Corporation to be unable to continue generating sufficient cash flows to sustain operations or to be unable to fund planned capital projects, including expansions and potential acquisitions.  In addition, the Corporation may require additional capital if the costs of its capital projects are materially greater than the Corporation’s projections.

There is no assurance that the Corporation will be able to obtain additional capital when required.  Failure to obtain additional financing on a timely basis may cause the Corporation to postpone acquisitions, expansion, development and exploration plans, or even suspend operations.

Mining and Mineral Exploration Have Substantial Operational Risks

Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include but are not limited to:

•	major or catastrophic equipment failures;
•	mine failures and slope failures;
•	ground fall and cave-ins;
•	deleterious elements in the mined resources;
•	environmental hazards;
•	industrial accidents and explosions;
•	unusual or unexpected geological formations;
•	labour shortages or strikes;
•	civil disobedience and protests; and
•	natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses and other liabilities.  The nature of these risks is such that liabilities could exceed policy limits of the Corporation’s insurance coverage in which case, the Corporation could incur significant costs that could prevent profitable operations.

Political Risk and Government Regulations

The Corporation’s mining, exploration and development activities are focused on Mexico and Canada, and are subject to national and local laws and regulations, governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on the Corporation.  In order to comply with applicable laws, the Corporation may be required to incur significant capital or operating expenditures.  Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Corporation, the extent of which cannot be reasonably predicted.  Violations may require compensation of those suffering loss or damage by reason of the Corporation’s mining activities, and the Corporation may be fined if convicted of an offence under such legislation.

S-15

Mining and exploration activities in Mexico and/or Canada may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the Corporation’s control and may adversely affect the business.  Operations may also be affected to varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.  The status of Mexico as a developing country may make it more difficult for the Corporation to obtain any required financing for projects. The effect of all these factors cannot be accurately predicted.  Notwithstanding the progress achieved in improving Mexican political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved.  The Corporation does not carry political risk insurance.

Mexican Foreign Investment and Income Tax Laws

Under the Foreign Investment Law of Mexico, there is no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Corporation and its ability to repatriate profits.  Under Mexican Income Tax Law, dividends are subject to a withholding tax.  Corporations with their tax residence in Mexico are taxed on their worldwide income. Mexico levies a value-added tax, known as the IVA, which is an indirect tax levied on the value added to goods and services, and it is imposed on corporations that carry out activities within Mexican territory.

During 2013, the Mexico Senate passed tax reform legislation, which took effect on January 1, 2014.  The tax reform includes an increase in the corporate tax rate from 28% to 30%, the introduction of a special mining royalty of 7.5% on the profits derived from the sale of minerals, and the introduction of a mining royalty of 0.5% on the gross income derived from the sale of gold, silver and platinum.  These changes may have a material impact on the Corporation’s future earnings and cash flows, and possibly on future capital investment decisions.

Foreign corrupt practices legislation

The Corporation is subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is our policy to implement safeguards to discourage these practices by our employees; however, our existing safeguards and any future improvements may prove to be less than effective and our employees, consultants, sales agents or distributors may engage in conduct for which the Corporation might be held responsible. Violations of the FCPA, CFPOA, and/or other laws may result in criminal or civil sanctions and the Corporation may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. The Corporation is also subject to the Extractive Sector Transparency Measures Act (Canada) (“ESTMA”), which requires us to maintain records of specific payments (including taxes, royalties, fees, production entitlements, bonuses, dividends, and infrastructure improvements) to all government entities in Canada and abroad, and to publicly disclose payments of C$100,000 or more in any payment category on an annual basis within 150 days of our fiscal year end, to increase transparency and deter corruption in the extractive industry sector.

Factors Beyond the Corporation’s Control

There are a number of factors beyond the Corporation’s control.  These factors include, but are not limited to, changes in government regulation, political changes, high levels of volatility in metal prices, availability of markets, availability of adequate transportation and smelting facilities, availability of capital, environmental factors and catastrophic risks, and amendments to existing taxes and royalties. These factors and their effects cannot be accurately predicted.

S-16

Environmental and Health and Safety Risks

The Corporation’s operations are subject to environmental regulations promulgated by government agencies from time to time.  There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Corporation’s financial condition, liquidity or results of operations, and a breach of any such regulation may result in the imposition of fines and penalties.

Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects.  There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Corporation’s operations.

Exploration activities and/or the pursuit of commercial production from the Corporation’s mineral claims may be subject to an environmental review process under environmental assessment legislation.  Compliance with an environmental review process may be costly and may delay commercial production.  Furthermore, there is the possibility that the Corporation would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve the proposed mine, or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

The development and operation of a mine involves significant risks to personnel from accidents or catastrophes such as rock-falls, fires, explosions or collapses.  These risks could result in damage or destruction of mineral properties, production facilities, casualties, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability.  The Corporation may not be able to obtain insurance to cover these risks at economically feasible premiums.  Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry.  The Corporation may be materially adversely affected if it incurs losses related to any significant events that are not covered by its insurance policies.

The Corporation has safety programs in place and continues to make further improvements.  Safety meetings with employees and contractors are held on a regular basis to reinforce standards and practices.  Despite these programs, the Corporation has experienced four unrelated fatalities at its Avino Mine over the past nine years.  While these fatalities did not materially affect operations, the Corporation considers health and safety of its workers, and others in the communities in which it operates, to be a top priority.  In this regard, the Corporation is continually seeking to minimize the risk of safety incidents.  The Corporation also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

Risks Which Cannot Be Insured

The Corporation maintains appropriate insurance for liability and property damage; however, the Corporation may be subject to liability for hazards that cannot be insured against, which, if such liabilities arise, could impact profitability and result in a decline in the value of the Corporation’s securities.  The Corporation’s operations may involve the use of dangerous and hazardous substances; however, extensive measures are taken to prevent discharges of pollutants in the ground water and the environment.  Although the Corporation will maintain appropriate insurance for liability and property damage in connection with its business, the Corporation may become subject to liability for hazards that cannot be insured against or which the Corporation may elect not to insure itself against due to high premium costs or other reasons.  In the course of mining and exploration of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur.  It is not always possible to fully insure against such risks and the Corporation may decide not to take out insurance against such risks as a result of high premiums or other reasons.

S-17

Risk of Secure Title or Property Interest

There can be no assurance that title to any property interest acquired by the Corporation or any of its subsidiaries is secured.  Although the Corporation has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned.  Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

In the jurisdictions in which the Corporation operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in such jurisdictions must agree with surface land-owners on compensation in respect of mining activities conducted on such land.  The Corporation’s title may be affected by prior unregistered agreements or transfers or native land claims, and title may also be affected by undetected defects.

Unauthorized Mining

The mining industry in Mexico is subject to incursions by illegal miners or “lupios” who gain unauthorized access to mines to steal ore mainly by manual mining methods.  In addition to the risk of losses and disruption of operations, these illegal miners pose a safety and security risk.  The Corporation has taken security measures at its sites to address this issue, and ensure the safety and security of its employees and contractors.  These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Corporation’s ability to meet production goals.

Commercialization Risk of Development and Exploration Stage Properties and Ability to Acquire Additional Commercially Mineable Mineral Rights

The Corporation’s primary operating mineral property is the Avino Mine.  The San Gonzalo Mine was in the production stage under the ownership of the Corporation for more than six years, until operations there ceased during 2019.  The Avino Mine commenced production in 2015.  The commercial viability of these mines and the decision to place them into commercial production was not established by a feasibility study.  The La Preciosa Property is still in the exploration stage of development.

Mineral exploration involves a high degree of risk.  There is no assurance that commercially viable quantities of ore will be discovered at any of the Corporation’s other exploration projects, or that its exploration or development projects will be brought into commercial production.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.  Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, social dynamics in local communities, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in commodity prices, mineral resources, grades, dilution or recovery rates, or other project parameters may affect the economic viability of any project.  The Corporation’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration and development is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	Establish mineral resources through drilling and metallurgical and other testing techniques;
•	Determine metal content and metallurgical recovery processes to extract metal from the ore;
•	Evaluate the economic viability or feasibility; and,
•	Construct, renovate, expand or modify mining and processing facilities.

S-18

In addition, if potentially economic mineralization is discovered, it could take several years from the initial phases of exploration until production is possible.  During this time, the economic feasibility of production may change.  As a result of these uncertainties, there can be no assurance that the Corporation will successfully acquire additional commercially mineable (or viable) mineral rights.

Development Projects Usually have no Operating History upon which to Base Estimates of Future Cash Flow

Estimates of proven and probable mineral reserves, measured and indicated mineral resources, and inferred mineral resources are, to a large extent, based upon detailed geological and engineering analysis.  Further, mineral resources that are not mineral reserves have not demonstrated economic viability.  At this time, none of the Corporation’s properties have defined ore-bodies with mineral reserves.  Due to the uncertainty of inferred mineral resources, and although it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration, there is no assurance that inferred mineral resources will be upgraded to either measured or indicated mineral resources or to proven or probable mineral reserves as a result of continued definition.

Because mines have limited lives, the Corporation must continually replace and expand its mineral resources as the Corporation’s mines produce metals.  The life-of-mine estimates for the Corporation’s mines are estimates which may vary based on underlying assumptions and parameters.  The ability of the Corporation to maintain or increase its annual production of metals and the Corporation’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand mineral resources at existing mines.  It is further impacted by the costs and results of continued exploration and potential development programs.

Fluctuations in the Price of Consumed Commodities

Prices and availability of commodities or inputs consumed or used in connection with exploration, development and mining, such as diesel, oil, electricity, chemicals and reagents, fluctuate and affect the costs of production at the Corporation’s operations.  These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on operating costs or the timing and costs of various projects.

Fluctuation in Foreign Currency Exchange Rates

The Corporation maintains bank accounts in Canadian dollars, U.S. dollars and Mexican pesos.  The Corporation earns revenue in U.S. dollars while its costs are incurred in Canadian dollars, U.S. dollars and Mexican pesos.  An appreciation in the Mexican peso and/or Canadian dollar against the U.S. dollar will increase operating and capital expenditures as reported in U.S. dollars.  A decrease in the Canadian dollar and/or the Mexican peso against the U.S. dollar will result in a loss to the Corporation to the extent that the Corporation holds funds in Canadian dollars and/or Mexican peso.  The Corporation has not used hedging instruments in managing its foreign exchange risk, but may do so in the future.  Such hedging instruments can also be subject to material gains and losses.

Dependency on Key Personnel

The Corporation’s success and viability depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and may impact the ability to attract and retain such personnel in Canada and Mexico.  The Corporation’s growth and viability has depended, and will continue to depend, on the efforts of key management personnel including, but not limited to, David Wolfin, President, Chief Executive Officer and director; Carlos Rodriguez, Chief Operating Officer; and Nathan Harte, Chief Financial Officer.  The loss of any key management personnel may have a material adverse effect on the Corporation, its business and its financial position.  The Corporation has employment contracts with these employees but does not have key-man life insurance.  The Corporation provides these key employees and other employees with long-term incentive compensation, through the form of stock options, grants of restricted share units, and annual bonuses, all of which are designed to provide adequate incentive for them to diligently pursue the business objectives of the Corporation, retain these employees, and align their interests with those of the Corporation’s shareholders.

S-19

Conflicts of Interest of Directors and Officers

Certain of the Corporation’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint ventures, some of which are in the same business as the Corporation.  Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Corporation.  The directors and officers of the Corporation are required by law and the Corporation’s Code of Business Conduct & Ethics to act in the best interests of the Corporation. They may have the same obligations to the other companies and entities for which they act as directors or officers.  The discharge by the directors and officers of their obligations to the Corporation may result in a breach of their obligations to these other companies and entities and, in certain circumstances, this could expose the Corporation to liability to those companies and entities.  Similarly, the discharge by the directors and officers of their obligations to these other companies and entities could result in a breach of their obligation to act in the best interests of the Corporation.  Such conflicting legal obligations may expose the Corporation to liability to others and impair its ability to achieve its business objectives.

Concentration of Customers

The Corporation produces concentrates containing silver and gold.  Concentrates are the product of the processing of ore mined by the Corporation at its processing plants. The Corporation sells its concentrates to metals traders and smelters.  During the year ended December 31, 2022, and for operations in 2023 until the date hereof, a limited number of customers accounted for all of the Corporation’s revenues, of which one customer accounted for more than 50% of revenues.  The Corporation believes that a small number of customers will continue to represent a significant portion of its total revenue.  However, the Corporation does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Corporation’s production.  There is a risk that the Corporation could be subject to limited smelter availability and capacity, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Corporation’s business, financial condition, operating results and cash flows.

Risks Associated with Transportation of Concentrate

The concentrates produced by the Corporation have significant value, and are loaded onto road vehicles for transport to smelters in Mexico or to seaports for export to smelters in foreign markets, such as Europe and Asia, where the metals are extracted.  The geographic location of the Corporation’s operating mines in Mexico and trucking routes taken through the country to the smelters and ports for delivery, give rise to risks including concentrate theft, roadblocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

Theft of Concentrate

In addition, the Corporation may have significant concentrate inventories at its facilities or awaiting shipment.  The Corporation has taken steps to secure its concentrate, whether in storage or in transit.  The Corporation has insurance coverage for its inventory while in transit; however, recovery of the full market value may not always be possible.  Despite these risk mitigation measures, there remains a continued risk that theft of concentrate may have a material impact on the Corporation’s financial results.

S-20

Acquisition Strategy

As part of Avino’s business strategy, the Corporation has made acquisitions in the past and continues to seek new acquisition opportunities.  The opportunities sought by the Corporation include operating mines, and advanced exploration and development opportunities, with a primary focus on silver and/or gold.  As a result, the Corporation may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties.  In pursuit of such opportunities, the Corporation may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Corporation, and may fail to assess the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, or to achieve identified and anticipated operating and financial results.  Acquisitions may result in unanticipated costs, diversion of management attention from existing businesses, and the potential loss of the Corporation’s key employees or of those of the acquired business.  The Corporation cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Corporation. Acquisitions may involve a number of special risks, circumstances or legal liabilities.  These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Corporation’s results of operations and financial condition.  Further, to acquire properties and companies, the Corporation may be required to use available cash, incur debt, issue additional securities or a combination of any of these.  This could affect the Corporation’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the price of the Common Shares.  There may be no right or ability for the Corporation’s shareholders to evaluate the merits or risks of any future acquisition undertaken by the Corporation, except as required by applicable laws and regulations.

Community Relations and Social License to Operate

The Corporation’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects.  While the Corporation’s relationships with the communities in which it operates are believed to be strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities.  Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices.  Publicity generated by such NGOs or others related to extractive industries generally, or its operations specifically, could have an adverse effect on the Corporation’s reputation or financial condition and may impact its relationship with the communities in which it operates.  While the Corporation believes that it operates in a socially responsible manner, there is no guarantee that the Corporation’s efforts in this respect will mitigate this potential risk.

Volatility of Share Price

Trading prices of Avino’s Common Shares may fluctuate in response to a number of factors, many of which are beyond the control of the Corporation.  In addition, the stock market in general, and the market for gold and silver mining companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.  These broad market and industry factors may adversely affect the market price of the Corporation’s shares, regardless of operating performance.

In the past, securities class-action litigation has often been instituted following periods of volatility in the market price of securities of other companies.  Such litigation, if instituted against the Corporation, could result in substantial costs and a diversion of management’s attention and resources.

Shareholder Activism

Shareholder activism is on the rise in North America.  Shareholder activism could result in substantial costs and a diversion of management’s attention and resources.  Shareholder activism can also taint a Corporation’s reputation, which may have negative effects on the Corporation and all of its stakeholders.  There is no guarantee that the Corporation will not be the subject of shareholder activism in the future, nor that the Corporation would be successful in defending itself and shareholder interests against shareholder activists.

S-21

Substantial Decommissioning and Reclamation Costs

The Corporation reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. As of June 30, 2023, the Corporation had a provision for approximately US$546,000 on its Consolidated Interim Statements of Financial Position for the estimated present value of future reclamation and remediation associated with the expected retirement of its mineral properties, plant, and equipment.  The present value of these reclamation provisions may be subject to change as a result of management’s estimates of ultimate decommissioning and reclamation costs, changes in the remediation technology or changes to applicable laws, regulations and interest rates.  Such changes will be recorded in the accounts of the Corporation as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Corporation’s operations. These costs can be significant and are subject to change.  The Corporation cannot predict what level of decommissioning and reclamation may be required in the future by regulators.  If the Corporation is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.

Officers and Directors Are Indemnified Against All Costs, Charges and Expenses Incurred by Them

The Corporation’s Articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all of the other officers or directors for any other loss, damage or expense incurred by the Corporation which happen in the execution of the duties of such officers or directors.  Such limitations on liability may reduce the likelihood of derivative litigation against the Corporation’s officers and directors and may discourage or deter shareholders from suing the officers and directors based upon breaches of their duties to the Corporation, though such an action, if successful, might otherwise benefit the Corporation and its shareholders.

Enforcement of Legal Actions or Suits

It may be difficult to enforce suits against the Corporation or its directors and officers.  The Corporation is organized and governed under the BCBCA and is headquartered in British Columbia, Canada.  Most of the Corporation’s directors and most officers are residents of Canada, and all of the Corporation’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the US Exchange Act.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons predicated solely upon such civil liabilities.

Potential Obligation to Pay Alleged Delinquent Taxes to the Mexican Government

The Corporation has been notified by the General Bureau of Mines, Mexico, that our subsidiary, Proyectos Mineros La Precoisa S.A. de C.V. (“PMLP”) owes back taxes for mining duties on five mining concessions in the approximate aggregate amount of US$2.79 million.  Avino acquired  PMLP pursuant to a share purchase agreement dated October 27, 2021 among Coeur Mining, Inc. and our affiliated companies.  In our financial statements for the year ended December 31, 2022, we accrued a liability for these alleged taxes and are working with both the General Bureau of Mines, Mexico, and Coeur Mining to resolve this issue, as three of these concessions were supposed to have been abandoned, and we take the position with Coeur Mining’s support that no taxes should be owing.

S-22

Dilution of Shareholders’ Interests as a Result of Issuance of Incentive Stock Options or RSU’s to Employees, Directors, Officers and Consultants and Outstanding Warrants

The Corporation has granted, and in the future may grant, to directors, officers, insiders, employees, and consultants, options to purchase Common Shares, and restricted share units, as non-cash incentives to those persons.  Such options have been, and may in future be, granted at exercise prices equal to market prices, or at such prices as allowable under the policies of the TSX.  The issuance of additional shares will cause existing shareholders to experience dilution of their ownership interests.  As of June 30, 2023, there were outstanding share options exercisable into 6,651,000 Common Shares, warrants exercisable into 8,950,412 Common Shares, and RSU’s outstanding for the issuance of a further 3,391,666 Common Shares which, if vested and exercised or issued, would represent approximately 16% of the Corporation’s issued and outstanding shares.  If all of these share options, warrants, and RSU’s are exercised and issued, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of the Corporation’s shares.

Dilution of Shareholders’ Interests as a Result of Issuances of Additional Shares

Depending on the outcome of the Corporation’s exploration programs and mining operations, the Corporation may issue additional shares to finance additional programs and mining operations or to acquire additional properties.  In the event that the Corporation is required to issue additional shares or decides to enter into joint arrangements with other parties in order to raise capital through the sale of equity securities, investors’ interests in the Corporation will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

Credit and Counterparty Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations.  The Corporation’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business, and value added tax refunds primarily due from the Mexican taxation authorities, and other receivables.  The Corporation sells and receives payment upon delivery of its concentrates primarily through international organizations.  These are generally large and established organizations with good credit ratings.  Payments of receivables are scheduled, routine and received within the specific terms of the contract.  If a customer or counterparty does not meet its contractual obligations, or if they become insolvent, the Corporation may incur losses for products already shipped and be forced to sell greater volumes of concentrate than intended in the spot market, or there may be no market for the concentrates, and the Corporation’s future operating results may be materially adversely impacted as a result.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they arise.  The Corporation has a planning and budgeting process in place to help determine the funds required to support the Corporation’s normal operating requirements on an ongoing basis and its expansion plans.  As of September 30, 2023, the Corporation had net working capital (current assets in excess of current liabilities) of US$7 million, including approximately US$2 million in cash.  The Corporation believes it has sufficient net working capital to meet operating requirements as they arise for at least the next twelve months, but there can be no assurance that a sudden significant decrease in silver prices (and, to a lesser extent, copper and gold prices), or an unforeseen liability, or other matter affecting the operations of the business might arise which will have a material impact on the Corporation’s sufficiency of cash reserves to meet operating requirements.  In addition, a large acquisition or significant change in capital plans could significantly change the cash and working capital required by the Corporation.

S-23

Internal Controls over Financial Reporting

As a public company, the Corporation is subject to the reporting requirements of the US Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).  The US Exchange Act requires, among other things, that the Corporation files annual reports with respect to our business and financial condition.  Section 404 of the Sarbanes-Oxley Act requires, among other things, that the Corporation includes a report of our management on our internal control over financial reporting.  The Corporation is also required to include certifications of our management regarding the effectiveness of our disclosure controls and procedures.  For the fiscal year ended December 31, 2022, our management has concluded that our disclosure controls and procedures and internal control over financial reporting were not effective as a result of material weakness related to the design of management review controls over non-routine transactions, as well as lack of requisite skills or available resources.  The Corporation has identified and is in the process of implementing remediation efforts to improve the effectiveness of our internal control over financial reporting.  If the Corporation cannot effectively and efficiently improve our controls and procedures, the Corporation could suffer material misstatements in our financial statements and other information the Corporation report, and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information.  This could lead to a decline in the trading price of our Common Shares.

An Investment in the Offered Shares May Result in the Loss of an Investor’s Entire Investment

An investment in the Offered Shares of the Corporation is speculative and may result in the loss of an investor’s entire investment.  Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

There is No Assurance of a Sufficient Liquid Trading Market for the Corporation’s Common Shares in the Future

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Corporation’s Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSX or the NYSE American for its Common Shares, or achieve the listing of its securities on any other public stock exchange.

The Corporation has not Paid Dividends and may not pay Dividends in the Foreseeable Future

Payment of dividends on the Corporation’s Common Shares is within the discretion of the board of directors of the Corporation and will depend upon the Corporation’s future earnings, if any, its capital requirements and financial condition, and other relevant factors.  The Corporation anticipates that all available funds will be invested to finance the growth of its business for the foreseeable future.

Limitations on the Enforcement of Civil Judgments

A substantial portion of the assets of Avino are located outside of Canada. As a result, it may not be possible for investors in the securities of Avino to collect on judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada.

It may also be difficult to bring and enforce suits against us in the United States, because we exist under the laws of British Columbia and our head office is located in the Province of British Columbia, Canada and most of our assets are located outside the United States.

It may be difficult for investors to effect service of process on us or our directors or officers or to realize in the United States upon judgments obtained in the United States based on the civil liability provisions of the US federal securities laws. In addition, our US shareholders should not assume that the courts of Canada (i) would enforce judgments of US courts obtained in actions against us, our officers or directors predicated upon the civil liability provisions of the US federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us, our officers or directors predicated upon the US federal securities laws or other laws of the United States.

S-24

AGENT FOR SERVICE OF PROCESS

Ron Andrews, a director of the Corporation, and Peter Bojtos, a director of the Corporation, each reside outside of Canada and have appointed the following as agent for service of process in Canada. The Selling Shareholder is incorporated under the laws of the United States and has also appointed an agent for service of process in Canada, as further described below.

Name of Person/Entity	Name and Address of Agent
Ron Andrews and Peter Bojtos	Avino Silver & Gold Mines Ltd. 570 Granville Street, Suite 900 Vancouver, British Columbia Canada, V6C 3P1

Coeur Mining, Inc.	GODA Incorporators Inc. 333 Bay Street, Suite 3400 Toronto, Ontario Canada, M5H 2S7

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain anticipated US federal income tax considerations applicable to a US Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this Prospectus Supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax considerations that may apply to a US Holder as a result of acquisition, ownership and disposition of Offered Shares acquired pursuant to this Prospectus Supplement. This summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax considerations applicable to such US Holder of Offered Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. US Holders should consult their own tax advisors regarding the US federal, US state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

No ruling from the US Internal Revenue Service (the “IRS”) or legal opinion has been requested, or will be obtained, regarding the potential US federal income tax considerations applicable to US Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the US courts could disagree with one or more of the positions taken in this summary.

S-25

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated by the Department of the Treasury (whether final, temporary or proposed) (“Treasury Regulations”), US court decisions, published rulings and administrative positions of the IRS, and the Canada‑US Tax Convention, in each case, in effect as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner, possibly with retroactive effect, at any time.

US Holder

For purposes of this section, a “US Holder” is a beneficial owner of Offered Shares acquired pursuant to this Prospectus Supplement that is (a) an individual who is a citizen or resident of the United States for US federal income tax purposes; (b) a corporation, or other entity treated as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia; (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes, or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

Non‑US Holder

For purposes of this summary, a “Non‑US Holder” is a beneficial owner of Offered Shares that is neither a US Holder nor a partnership (or other “pass‑through” entity). This summary does not address the US federal income tax considerations applicable to Non‑US Holders relating to the acquisition, ownership and disposition of Offered Shares. Accordingly, Non‑US Holders should consult their own tax advisors regarding the US federal, US state and local, and foreign tax consequences (including the potential application of and operation of the Canada‑US Tax Convention or any other tax treaties) relating to the acquisition, ownership, and disposition of Offered Shares.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

This summary does not address the US federal income tax considerations applicable to US Holders that are subject to special provisions under the Code, including (a) US Holders that are tax‑exempt organizations, qualified retirement plans, individual retirement accounts or other tax‑deferred accounts; (b) US Holders that are financial institutions, Agents, insurance companies, real estate investment trusts or regulated investment companies or that are broker‑dealers, dealers, or traders in securities or currencies that elect to apply a mark‑to‑market accounting method; (c) US Holders that have a “functional currency” other than the US dollar; (d) US Holders that own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other integrated transaction; (e) US Holders that acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) US Holders that hold Offered Shares other than as a capital asset (generally property held for investment purposes) within the meaning of Section 1221 of the Code; or (g) US Holders that are partnerships or other flow‑ through entities; (h) US Holders that are subject to special tax accounting rules with respect to the Offered Shares; (i) US Holders that are subject to taxing jurisdictions other than, or in addition to, the United States; or (j) US Holders that own, directly, indirectly or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Corporation. The summary below also does not address the impact of the Offering on persons who are US expatriates or former long‑term residents of the United States subject to Section 877 or 877A of the Code. US Holders and others that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisors regarding the US federal income tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

S-26

If a partnership (or other entity or arrangement treated as a partnership for US federal tax purposes) holds Offered Shares, the tax treatment of a partner in the partnership (or other entity or arrangement treated as a partnership for US federal tax purposes) will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships (or other entities or arrangements treated as partnerships for US federal tax purposes) that are beneficial owners of Offered Shares should consult their own tax advisors regarding the US federal income tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

Tax Consequences Other than US Federal Income Tax Consequences Not Addressed

This summary does not address the US state and local tax, US estate, gift, and generation‑skipping tax, US federal net investment income, US federal alternative minimum tax, or foreign tax consequences to US Holders relating to the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each US Holder should consult its own tax advisor regarding the US state and local tax, US estate, gift, and generation‑ skipping tax, US federal net investment income, US federal alternative minimum tax and foreign tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

US Federal Income Tax Consequences of the Acquisition, Ownership and Disposition of Offered Shares

Classification as a Passive Foreign Investment Company (“PFIC”)

The Corporation does not believe that it was classified as a PFIC for its taxable year ended December 31, 2022, but has not made a determination as to whether it will or will not be a PFIC in the current tax year or in subsequent tax years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Corporation will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or will be requested. US Holders should consult their own US tax advisors regarding the PFIC status of the Corporation. If the Corporation is classified as a PFIC in any taxable year in which a US Holder holds Offered Shares, the Corporation generally will be considered a PFIC with respect to such Offered Shares in subsequent taxable years even if the Corporation is otherwise not a PFIC in such subsequent taxable years. If the Corporation is considered to be a PFIC with respect to a US Holder’s Offered Shares, and the US Holder is Non-Electing US Holder (as defined below), such holder generally will be liable to pay income tax at the highest ordinary income tax rate on any “excess distribution” from the Corporation and on the US Holder’s gain from the disposition of Offered Shares as if such excess distribution or gain had been recognized ratably over the US Holder’s holding period for the Offered Shares, plus interest on such amount as if it were treated as a series of underpayments of tax in such prior years. Each US Holder should consult its own tax advisor regarding the classification of the Corporation as a PFIC and the consequences of such classification.

Distributions on Offered Shares

Subject to the PFIC rules discussed below, a US Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation, as computed for US federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax‑free return of capital to the extent of a US Holder’s tax basis in the Offered Shares and thereafter as a gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Corporation might not determine its current and accumulated earnings and profits in accordance with US federal income tax principles, and US Holders might therefore assume that any distribution by the Corporation with respect to its Offered Shares will constitute dividend income. Dividends received on Offered Shares will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from domestic corporations.

S-27

Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Canada‑US Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non‑corporate US Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long‑term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation is not classified as a PFIC in the tax year of distribution or in the preceding tax year. If the Corporation is not a PFIC, dividends paid to a US Holder that do not result in qualified dividend income generally will be taxed at ordinary income tax rates. The dividend rules are complex, and each US Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Offered Shares, a US Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) its tax basis in such Offered Shares sold or otherwise disposed of. Such gain or loss will be a long‑term capital gain or loss if the Offered Shares has been held for more than one year and will be short‑term gain or loss if the holding period is equal to or less than one year. Such gain generally will be treated as “US source” for purposes of applying the US foreign tax credit rules unless the gain is subject to tax in Canada and is re‑sourced as “foreign source” under the Canada‑US Tax Convention and such US Holder elects to treat such gain or loss as “foreign source” (see a more detailed discussion at “Foreign Tax Credit” below). Long‑ term capital gains of certain non‑corporate taxpayers are eligible for reduced rates of taxation. Deductions for capital losses are subject to complex limitations.

Foreign Tax Credit

A US Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Offered Shares generally may elect to deduct or credit such tax. This election is made on a year‑by‑year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder’s US federal income tax liability that such US Holder’s “foreign source” taxable income bears to such US Holder’s worldwide taxable income. In applying this limitation, a US Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “US source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Corporation generally will constitute “foreign source” income and generally will be categorized as “passive category income”. Because the foreign tax credit rules are complex, US Holders should consult their own tax advisors regarding the foreign tax credit rules, including the source of any dividends paid to US Holders.

Subject to certain specific rules, foreign income and withholding taxes paid with respect to any distribution in respect of stock in a PFIC should qualify for the foreign tax credit. The rules relating to distributions by a PFIC are complex, and a US Holder should consult with its own tax advisor with respect to any distribution received from a PFIC.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a US Holder in connection with the ownership of Offered Shares, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the US dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into US dollars at that time). If the foreign currency received is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. A US Holder that receives foreign currency and converts such foreign currency into US dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as US source ordinary income or loss for foreign tax credit purposes. Different rules may apply to US Holders subject to the accrual method of tax accounting. US Holders should consult their own US tax advisors regarding the US federal income tax consequences of receiving, owning and disposing of foreign currency.

S-28

Passive Foreign Investment Company Rules

If the Corporation is a PFIC within the meaning of Section 1297 of the Code at any time during a US Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such US Holder’s acquisition, ownership and disposition of Offered Shares.

PFIC Status of the Corporation

The Corporation generally will be a PFIC if, for a given tax year, (a) 75% or more of the gross income of the Corporation for such tax year is passive income (the “income test”) or (b) 50% or more of the assets held by the Corporation either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all income less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business.

For purposes of the PFIC income test and asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents or royalties that are received or accrued by the Corporation from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Corporation is a PFIC, US Holders will be deemed to own their proportionate share of any subsidiary of the Corporation which is also a PFIC (a “lower‑tier PFIC”), and will be subject to US federal income tax on (a) a distribution on the shares of a lower‑tier PFIC and (b) a disposition of shares of a lower‑tier PFIC, both as if the US Holder directly held the shares of such lower‑tier PFIC.

The Corporation has not made a formal determination as to whether it was a PFIC for the tax year ended December 31, 2022, and does not plan to make such a determination for subsequent years.  The determination of whether the Corporation (or a subsidiary of the Corporation) was, or will be, a PFIC for a tax year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations. In addition, whether the Corporation (or subsidiary) will be a PFIC for any tax year depends on the assets and income of the Corporation (and each such subsidiary) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation (or subsidiary) concerning its PFIC status or that the Corporation (and any subsidiary) was not, or will not be, a PFIC for any tax year. US Holders should consult their own tax advisors regarding the PFIC status of the Corporation and any subsidiary of the Corporation.

Default PFIC Rules under Section 1291 of the Code

If the Corporation is a PFIC, the US federal income tax consequences to a US Holder of the acquisition, ownership and disposition of Offered Shares will depend on whether such US Holder makes a Qualified Electing Fund Election under Section 1295 of the Code (“QEF Election”) or makes a mark‑to‑market election under Section 1296 of the Code (a “Mark‑to‑Market Election”) with respect to Offered Shares. A US Holder that does not make either a QEF Election or a Mark‑to‑Market Election will be referred to in this summary as a “Non‑Electing US Holder.”

S-29

A Non‑Electing US Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any excess distribution paid on the Offered Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a US Holder’s holding period for the Offered Shares, if shorter).

If the Corporation is a PFIC, under Section 1291 of the Code any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of shares of a lower‑tier PFIC), and any excess distribution paid on Offered Shares (or a distribution by a lower‑tier PFIC to its shareholder that is deemed to be received by a US Holder) must be ratably allocated to each day of a Non‑Electing US Holder’s holding period for the Offered Shares, as applicable. The amount of any such gain or excess distribution allocated to the tax year of disposition or excess distribution and to years before the Corporation became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to US federal income tax at the highest tax rate applicable to ordinary income in each such year without regard to the US Holder’s other tax attributes, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non‑Electing US Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Corporation is a PFIC for any tax year during which a Non‑Electing US Holder holds Offered Shares, the Corporation will continue to be treated as a PFIC with respect to such Non‑Electing US Holder, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent years. If the Corporation ceases to be a PFIC, a Non‑Electing US Holder may terminate this deemed PFIC status with respect to Offered Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold on the last day of the last tax year for which the Corporation was a PFIC.

QEF Election

If the Corporation is a PFIC and a US Holder makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins, such US Holder generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. However, a US Holder that makes a QEF Election will be subject to US federal income tax on such US Holder’s pro rata share of (a) the net capital gain of the Corporation, which will be taxed as long‑term capital gain to such US Holder, and (b) the ordinary earnings of the Corporation, which will be taxed as ordinary income to such US Holder. Generally, “net capital gain” is the excess of (a) net long‑term capital gain over (b) net short‑term capital gain, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A US Holder that makes a QEF Election will be subject to US federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such US Holder by the Corporation. However, a US Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current US federal income tax on such amounts, subject to an interest charge. If such US Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A US Holder that makes a QEF Election generally (a) may receive a tax‑free distribution from the Corporation to the extent that such distribution represents “earnings and profits” of the Corporation that were previously included in income by the US Holder because of such QEF Election and (b) will adjust such US Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax‑free distribution because of such QEF Election. In addition, a US Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

S-30

The procedure for making a QEF Election, and the US federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as timely if it is made for the first year in the US Holder’s holding period for the Offered Shares in which the Corporation was a PFIC. A US Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such US Holder files a US federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a US Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in a subsequent tax year, the QEF Election will be effective, and the US Holder will be subject to the QEF rules described above during a subsequent tax year in which the Corporation qualifies as a PFIC.

US Holders should be aware that, for each tax year, if any, that the Corporation is a PFIC, the Corporation can provide no assurances that it will satisfy the record‑keeping requirements or make available to US Holders a PFIC Annual Information Statement or any other information such US Holders require to make a QEF Election with respect to the Corporation or any subsidiary that also is classified as a PFIC. Accordingly, it is expected that US Holders will not be able to make a QEF Election with respect to the Corporation or its subsidiaries.

Mark‑to‑Market Election

A US Holder may make a Mark‑to‑Market Election only if the Offered Shares are marketable stock. The Offered Shares generally will be “marketable stock” if they are regularly traded on (a) a national securities exchange that is registered with the SEC; (b) the national market system established pursuant to section 11A of the Exchange Act; or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced; and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A US Holder that makes a Mark‑to‑Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a US Holder does not make a Mark‑to‑Market Election beginning in the first tax year of such US Holder’s holding period for Offered Shares or such US Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A US Holder that makes a Mark‑to‑Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such US Holder’s tax basis in such Offered Shares. A US Holder that makes a Mark‑to‑Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such US Holder’s adjusted tax basis in the Offered Shares over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark‑to‑Market Election for prior tax years).

US Holders that make a Mark‑to‑Market Election generally also will adjust their tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark‑to‑Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a US Holder that makes a Mark‑to‑Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark‑to‑Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark‑to‑Market Election for prior tax years).

S-31

A Mark‑to‑Market Election applies to the tax year in which such Mark‑to‑Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be “marketable stock” or the IRS consents to revocation of such election. US Holders should consult their own tax advisors regarding the availability of, and procedure for making, a Mark‑to‑Market Election.

Although a US Holder may be eligible to make a Mark‑to‑Market Election with respect to Offered Shares, no such election may be made with respect to the stock of any lower‑tier PFIC that a US Holder is treated as owning because such stock is not marketable. Hence, the Mark‑to‑Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of lower‑tier PFIC stock or distributions from a lower‑tier PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a US Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax‑deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event the Corporation is a PFIC during such US Holder’s holding period for the relevant shares. However, the specific US federal income tax consequences to a US Holder may vary based on the manner in which Offered Shares are transferred.

Certain additional adverse rules will apply with respect to a US Holder if the Corporation is a PFIC, regardless of whether such US Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a US Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

If the Corporation were a PFIC, a US Holder would be required to attach a completed IRS Form 8621 to its tax return every year in which it recognized gain on a disposition of the Offered Shares or received an excess distribution. In addition, subject to certain rules intended to avoid duplicative filings, US Holders may also be required to file an annual information return on IRS Form 8621 with respect to each PFIC in which the US Holder holds a direct or indirect interest. US Holders should consult their own tax advisors regarding their filing obligations with respect to such information returns.

In addition, a US Holder who acquires Offered Shares from a decedent will not receive a “step up” in tax basis of such Offered Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to foreign tax credits that a US Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and US Holders should consult their own tax advisors regarding the PFIC rules and how they may affect the US federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares in the event the Corporation is a PFIC at any time during the holding period for such Offered Shares.

Information Reporting and Backup Withholding

Certain US Holders are required to report information relating to an interest in Offered Shares, subject to certain exceptions (including an exception for Offered Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Offered Shares. Failure to do so could result in substantial penalties and in the extension of the statute of limitations with respect to such holder’s US federal income tax returns. US Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Offered Shares.

S-32

Payments made within the United States, or by a US payor or US middleman, of dividends on Offered Shares, and proceeds arising from certain sales or other taxable dispositions of Offered Shares, may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a US Holder (a) fails to furnish such US Holder’s correct US social security or other taxpayer identification number (generally on Form W‑9); (b) furnishes an incorrect US taxpayer identification number; (c) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding tax; or (d) fails under certain circumstances to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding tax. However, US Holders that are corporations generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the US backup withholding rules will be allowed as a credit against a US Holder’s US federal income tax liability, if any, or will be refunded, if such US Holder timely furnishes the required information to the IRS.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a US Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. US Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.

Medicare Tax

A US Holder that is an individual, estate or a trust that does not fall into a special class of trusts that is exempt from such tax is subject to a 3.8% tax on net investment income at certain income levels. In the case of an individual, the tax will be imposed on the lesser of (1) the individual’s “net investment income” for the relevant taxable year and (2) the excess of the individual’s modified adjusted gross income for the taxable year over $250,000 (in the case of a taxpayer filing a joint return or a surviving spouse), $125,000 (in the case of a married taxpayer filing a separate return) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) the entity’s “undistributed net investment income” for the taxable year and (2) the excess (if any) of the entity’s “adjusted gross income” over the dollar amount at which the highest tax bracket begins for such entity. Such a US Holder’s net investment income will include its gross dividend income and its net gains from the disposition of Offered Shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a US Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Offered Shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO US HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. US HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

ELIGIBILITY FOR INVESTMENT

Provided that the Offered Shares are listed on a “designated stock exchange” (which currently includes the TSX) for purposes of the Tax Act, the Offered Shares, if issued on the date hereof, will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a deferred profit sharing plan, a registered retirement income fund (“RRIF”), a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”), a tax-free savings account (“TFSA”), and a first home savings account (“FHSA”).

S-33

Notwithstanding the foregoing, if the Offered Shares are a “prohibited investment” (as defined in the Tax Act) for a particular TFSA, RDSP, RRSP, RRIF, FHSA or RESP, the holder, annuitant or subscriber thereof, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Offered Shares will generally not be a “prohibited investment” for a particular TFSA, RDSP, RRSP, RRIF, FHSA or RESP provided the holder, annuitant or subscriber thereof, as the case may be, deals at arm’s length with the Corporation for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, the Offered Shares will not be a “prohibited investment” if such Offered Shares are “excluded property” (as defined in the Tax Act for the purposes of these rules) for the particular TFSA, RDSP, RRSP, RRIF, FHSA, or RESP.  Prospective purchasers who hold or intend to hold Offered Shares in a trust governed by a TFSA, RDSP, RRSP, RRIF, FHSA, or RESP should consult their own tax advisors with respect to the application of these rules in their particular circumstances.

LEGAL MATTERS

Certain legal matters related to our securities offered by this Prospectus Supplement will be passed upon on behalf of Avino by Harper Grey LLP, with respect to matters of Canadian law, and Lewis Brisbois Bisgaard & Smith LLP, with respect to matters of US federal law, on behalf of the Selling Shareholder by Goodmans LLP, with respect to matters of Canadian law, and Gibson, Dunn & Crutcher LLP, with respect to matters of US federal law.

As of the date of this Prospectus Supplement, the partners and associates of Harper Grey LLP beneficially own, directly or indirectly, less than one percent of our outstanding Common Shares, and the partners and counsel of Lewis Brisbois Bisgaard & Smith LLP own, directly or indirectly, less than one percent (directly or indirectly) of our outstanding Common Shares.

INTEREST OF EXPERTS

Mr. Michael F. O’Brien, P. Geo., M.Sc. Pr.Sci.Nat., FAusIMM, FSAIMM, of Red Pennant Communications Corp., and Mr. Hassan Ghaffari, P. Eng., M.A.Sc., and Mr. Jianhui (John) Huang, Ph.D., P. Eng., both of Tetra Tech Canada Inc., are “qualified persons” as defined by National Instrument 43-101, and they prepared the Avino Report, which is referred to herein.  Neither of Messrs. O’Brien, Ghaffari, nor Huang is a shareholder of the Corporation.

The Corporation’s auditors, Deloitte LLP were the auditors of the Corporation for the year ended December 31, 2022 and are independent of the Corporation within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the US Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

Manning Elliott LLP provided an auditor’s report in respect to our financial statements for the year ended December 31, 2021, and are independent of the Corporation within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the US Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia.

S-34

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the BCBCA. Some of our directors and officers, and the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Corporation’s assets are, located outside the United States. Avino has appointed an agent for service of process in the United States (as set forth in the Prospectus and this Prospectus Supplement), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a US court predicated solely upon civil liability under US federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon US federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short‑swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as US companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces and territories of Canada through SEDAR+ at www.sedarplus.ca and any document we file with, or furnish to, the SEC at www.sec.gov.

S-35

CERTIFICATE OF THE CORPORATION

Dated: October 27, 2023

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this prospectus supplement as required by the securities legislation of each of the provinces of Canada, except for Quebec.

By: (Signed) David Wolfin	By: (Signed) Nathan Harte
David Wolfin President and Chief Executive Officer	Nathan Harte Chief Financial Officer
ON BEHALF OF THE BOARD OF DIRECTORS
By: (Signed) Ron Andrews	By: (Signed) Peter Bojtos
Ron Andrews Director	Peter Bojtos Director

S-36

This short form prospectus has been filed under legislation in each of the provinces of Canada, except for Quebec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information.  The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, unless an exemption from delivery requirements is available.

Information contained herein is subject to completion or amendment.  A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission.  These securities may not be offered or sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This short form prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Avino Silver & Gold Mines Ltd. at Suite 900, 570 Granville Street, Vancouver, British Columbia, V6C 3P1 (phone: (604) 682-3701), and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	April 11, 2023

AVINO SILVER & GOLD MINES LTD.

US$75,000,000 Common Shares Warrants Subscription Receipts Debt Securities Units

Avino Silver & Gold Mines Ltd. (the “Corporation” or “Avino”) or its securityholders may offer and issue from time to time common shares (the “Common Shares”), warrants (the “Warrants”) to purchase Common Shares or other Securities (as defined below), subscription receipts (“Subscription Receipts”) which entitle the holder to receive upon satisfaction of release conditions and for no additional consideration, Common Shares or Warrants of the Corporation or any combination thereof, debt securities (“Debt Securities”), or units (“Units”) consisting of two or more of the foregoing (all of the foregoing being collectively, the “Securities”), or any combination thereof up to an aggregate initial offering price of US$75,000,000 (or its equivalent in any other currency used to denominate the Securities at the time of the offering) during the 25 month period that this short form base prospectus (the “Prospectus”), including any amendments thereto, remains effective.  Securities may be offered separately or together, in amounts, at prices and on terms to be determined by Avino or any selling securityholders based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).  In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation.  The consideration for any such acquisition may consist of any Securities separately, a combination of Securities, or any combination of, among other things, Securities, cash and assumption of liabilities.

Investing in the Securities of the Corporation involves a high degree of risk.  You should carefully review the risks outlined in this Prospectus and in the documents incorporated by reference in this Prospectus and consider such risks in connection with an investment in such Securities.  See “Risk Factors” below.

i

This offering is made in the United States by a Canadian issuer that is permitted, under the multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in the home country of the Corporation. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the issue price, and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the designation, number and terms of the Common Shares or other Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Subscription Receipts, the designation, number and terms of the Common Shares or Warrants receivable upon satisfaction of certain release conditions, any procedures that will result in the adjustment of those numbers, any additional payments to be made to holders of Subscription Receipts upon satisfaction of the release conditions, the terms of the release conditions, terms governing the escrow of all or a portion of the gross proceeds from the sale of the Subscription Receipts, terms for the refund of all or a portion of the purchase price for Subscription Receipts in the event the release conditions are not met and any other specific terms, (iv) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, whether the debt is senior or subordinated to the Corporation’s other liabilities and obligations, whether the Debt Securities will be secured by any of the Corporation’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered; and (v) in the case of Units, the terms of the component Securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as SOFR or a United States federal funds rate.

ii

All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, such delivery to be effected in the case of United States purchasers through the filing of such Prospectus Supplement or Prospectus Supplements with the Securities and Exchange Commission (“SEC”), unless an exemption from delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation or any selling securityholders may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, agents or selling securityholders involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding Common Shares of the Corporation are listed for trading on the Toronto Stock Exchange (“TSX”) and on the NYSE American stock exchange (“NYSE American”) under the symbol “ASM”. The outstanding Common Shares of the Corporation are also quoted on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”, but no prospectus will be filed in those jurisdictions. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares of the Corporation will not be listed on any securities exchange. On April 10, 2023, the closing price of the Common Shares on TSX was CDN$1.27 per share and the closing price of the Common Shares on NYSE American was US$0.95 per share. There is currently no market through which Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See “Risk Factors”.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Corporation by Harper Grey LLP, Vancouver, British Columbia, with respect to Canadian legal matters, and Lewis Brisbois Bisgaard & Smith LLP, San Francisco, California, with respect to United States legal matters.

This Prospectus may qualify an “at-the-market distribution”. In connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Corporation’s head office and its registered and records offices are located at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Ronald Andrews and Peter Bojtos, being directors of the Corporation, reside outside Canada. Although these persons have appointed the Corporation, at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1, as their agent for service of process in Canada, it may not be possible for investors to enforce judgments obtained in Canada against them.

All monetary amounts used herein are stated in United States dollars (US$), unless otherwise expressly stated.

iii

iv

GENERAL MATTERS

In this short form prospectus, unless otherwise indicated or the context otherwise requires, the terms “Avino”, the “Corporation”, “we”, “us”, and “our” are used to refer to Avino Silver & Gold Mines Ltd.  Capitalized terms used in this short form prospectus that are not otherwise defined shall have the meanings ascribed to such terms in the Corporation’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2022 dated March 31, 2023, which is incorporated by reference herein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus (including the documents incorporated by reference herein) contains “forward-looking information” which may include, but is not limited to, the intended use of proceeds of the offering described under “Use of Proceeds” herein, statements with respect to future financial or operating performance of Avino, its subsidiaries and their respective projects, the future price of minerals, the estimation of mineral resources, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, timing and prospects of obtaining required permits, requirements for additional capital, currency exchange rates, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and regulatory matters. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative variations of such words and phrases), or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved”.

In making the forward-looking statements in this short form prospectus, the Corporation has applied certain factors and assumptions that it believes are reasonable, including that there is no material deterioration in general business and economic conditions; that there are no adverse changes in relevant laws or regulations; that the supply and demand for, deliveries of, and the level and volatility of prices of metals and minerals develop as expected; that the Corporation receives any regulatory and governmental approvals for its projects on a timely basis; that the Corporation is able to obtain financing on reasonable terms; that the Corporation is able to procure equipment and supplies in sufficient quantities and on a timely basis; that engineering and exploration timetables and capital costs for the Corporation’s exploration plans are not incorrectly estimated or affected by unforeseen circumstances and that any environmental and other proceedings or disputes are satisfactorily resolved.

However, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Avino and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, those factors discussed or referred to in the section entitled “Risk Factors” in this short form prospectus and in the AIF of the Corporation incorporated by reference herein.  Although Avino has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.  Forward-looking statements contained or incorporated by reference herein are made as of the date of this short form prospectus or the date of the document incorporated by reference herein based on the opinions and estimates of management at that time.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Corporation does not undertake to update any forward-looking statements, except as required by applicable securities laws.

- 1 -

You should rely only on the information contained or incorporated by reference in this short form prospectus.  Avino has not authorized anyone to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  Avino is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  The information in this document may only be accurate as of the date on the front cover of this short form prospectus.

CAUTIONARY STATEMENT TO U.S. INVESTORS CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES

This Prospectus and the documents incorporated by reference herein have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Prospectus have been prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and CIM standards.

 In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility; however, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations.

On October 31, 2018, the SEC adopted amendments to modernize the property disclosure requirements for mining registrants, and related guidance, which are currently set forth in Regulation S-K 1300 under the Securities Act of 1933 (the “U.S. Securities Act”) and the Securities Exchange Act of 1934 (the “U.S. Exchange Act”), as amended, for fiscal years ending on or after January 1, 2021.  While Canadian mining terms used are similar to those mining terms used under Regulation S-K 1300, there are differences.  The Corporation is a Canadian issuer that qualifies to use the MJDS and is allowed by the SEC to register its securities under the U.S. Securities Act and to report under the U.S. Exchange Act by use of documents prepared largely in accordance with Canadian requirements.  Accordingly, the Corporation is not subject to Regulation S-K 1300 regarding mining operations disclosure.

- 2 -

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1 (phone: (604) 682-3701), and are also available electronically at www.sedar.com.  Information contained or featured on the Corporation’s website shall not be deemed to be part of this short form prospectus.

The following documents, filed by the Corporation with the various securities commissions or similar regulatory authorities in each of the provinces of British Columbia and Alberta, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)	the Corporation’s AIF dated March 31, 2023 for the financial year ended December 31, 2022;

(b)

the technical report entitled “Mineral Resource Estimate Update for the Avino Property, Durango, Mexico” with an effective date of February 16, 2023 prepared by Tetra Tech Canada Inc. and Red Pennant Communications Corp. (the “Avino Report”), filed on March 30, 2023;

(c)	the audited consolidated financial statements of the Corporation for the fiscal years ended December 31, 2021 and 2022, together with the auditor’s reports thereon and notes thereto;

(d)	the management’s discussion and analyses for the years ended December 31, 2021 and 2022; and

(e)	the management information circular of the Corporation dated May 17, 2022 prepared in connection with the annual general of shareholders of the Corporation held on June 21, 2022, filed May 27, 2022.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, or Form 40-F (or any respective successor form) that is filed with or furnished to the SEC pursuant to the U.S. Exchange Act, after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 40-F, only to the extent specifically stated therein).

All dollar amounts stated in the Corporation’s financial statements and this short form prospectus are reported in US currency, unless otherwise expressly stated.

A reference herein to this short form prospectus also means any and all documents incorporated by reference in this short form prospectus.  Any document of the type referred to above (excluding confidential material change reports), any business acquisition reports, the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this short form prospectus and prior to the termination of the distribution shall be deemed to be incorporated by reference in this short form prospectus.

- 3 -

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Corporation’s financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide prospective investors with different or additional information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus or the applicable Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference”; (ii) the consents of the Corporation’s auditors, Deloitte LLP and Manning Elliott LLP, legal counsel, and technical report authors; and (iii) the powers of attorney from the directors and certain officers of the Corporation.

THE CORPORATION

The Corporation was incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1968, and on August 22, 1969, was amalgamated under the name “Avino Mines & Resources Ltd.”, with an authorized capital of 15,000,000 common shares without par value.  On June 6, 1986, the authorized share capital of the Corporation was increased from 15,000,000 to 25,000,000 common shares without par value.  By shareholders’ resolutions dated April 12, 1995, the Corporation changed its name to “International Avino Mines Ltd.”, and the authorized share capital was consolidated on a five (5) shares to one (1) share basis and then subsequently increased back to 25,000,000 common shares without par value.  On August 29, 1997, the Corporation changed its name to its current name, “Avino Silver & Gold Mines Ltd.”  On July 17, 2003, the authorized share capital of the Corporation was increased from 25,000,000 to 100,000,000 common shares without par value.  On July 12, 2005, the authorized share capital of the Corporation was increased from 100,000,000 to an unlimited number of common shares without par value.

- 4 -

The head office of the Corporation and its registered and records offices are located at Suite 900, 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

The Corporation has eight subsidiaries (equity ownership indicated in brackets below), namely:

(a)	Compañía Minera Mexicana de Avino S.A. de C.V., a Mexican corporation (effectively 98.45% owned, directly and indirectly), which owns the Avino Property, Mexico, comprising the Avino Mine;

(b)	Oniva Silver and Gold Mines S.A. de C.V., a Mexican corporation (100%), which handles Avino’s Mexican operations and administration;

(c)	Nueva Vizcaya Mining, S.A. de C.V., a Mexican corporation (100%);

(d)	Promotora Avino, S.A. de C.V., a Mexican holding corporation (79.09%);

(e)	Cervantes LLC , a Mexican holding corporation (100%);

(f)

Proyectos Mineros La Preciosa SA de CV (a Mexican corporation that holds the La Preciosa mining claims) 97.73% held by La Preciosa Silver and Gold Mines Ltd. and 2.27% held by La Luna Silver and Gold Mines Ltd.;

(g)	La Preciosa Silver and Gold Mines Ltd. A British Columbia incorporated holding company (100%); and

(h)	La Luna Silver and Gold Mines Ltd., a British Columbia incorporated holding company (100%).

The following chart sets forth the Corporation’s corporate structure, including all of its subsidiaries, as at the date of this short form prospectus:

- 5 -

BUSINESS OF THE CORPORATION

The Corporation is a natural resource company, primarily engaged in the extracting and processing of gold, silver, and copper and the acquisition and exploration of natural resource properties.  The Corporation’s principal business activities have been the exploration for and extracting and processing of silver, gold and copper at a mineral property located in the State of Durango, Mexico (known as the “Avino Property”), located near the town of Durango, comprising the “San Gonzalo Mine”, which ceased operations during 2019, and the “Avino Mine”, which is operational, but operations were temporarily suspended from April 2020 to August 2021, first due to COVID-19 pandemic safety measures imposed by the Mexican authorities, and then a labour strike which was resolved.

The Corporation also owns the La Preciosa property located in Durango, Mexico, within the municipalities of Panuco de Coronado and Canatlan (the “La Preciosa Property”), consisting of 15 exploration concessions totally 6,011 hectares.   The La Preciosa Property was acquired from Coeur Mining Inc. on March 21, 2022 (see “Recent Developments” below).  The Corporation also owns certain mineral exploration properties in Mexico known as the “Ana Maria Property” and “El Laberinto Property”, which have been optioned to Silver Wolf Exploration Ltd., certain mineral claims in British Columbia, known as the “Minto Property” and “Olympic-Kelvin Property”, which have been optioned to Endurance Gold Corp., and which are not material to Avino’s financial position or operations.

Further information regarding the business of the Corporation, its operations and its material properties can be found in the AIF and the Avino Report, and the other materials incorporated by reference into this Prospectus (see “Documents Incorporated by Reference”).

The Corporation is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador, is also a foreign private issuer with the SEC, has its common shares listed on the TSX and on the NYSE American under the symbol “ASM”, and is quoted on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

RECENT DEVELOPMENTS

Avino Property, Mexico

Details of the current stage of exploration and development and current mineral resource estimates for the Avino Property, and mine production results for the Avino Property are set out in the Avino Report, incorporated by reference herein.

Acquisition of La Preciosa Property, Mexico

Pursuant to a definitive agreement dated October 27, 2021 with Coeur Mining Inc. (“Coeur”), the Corporation acquired the La Preciosa Property for upfront consideration of the payment to Coeur on closing of $15.3 million in cash, the issuance of 14 million common shares of Avino, and the issuance of 7 million share purchase warrants exercisable at $1.09 per share until September 21, 2023, and the issuance of a non-interest bearing promissory note for $5 million due March 21, 2023 (which has been paid).  Further contingent consideration consists of $8.75 million, to be paid no later than 12 months after initial production, up to one-half of which may be paid in Avino’s shares, a 1.25% net smelter returns royalty on the Gloria and Abundancia areas, and a 2.0% gross value royalty on all other areas of the La Preciosa Property, and a mineral reserve discovery payment of $0.25 per silver equivalent ounce (subject to an inflationary adjustment) of new mineral reserves discovered and declared outside of the current mineral resource area of the La Preciosa Property, and subject to a cap of $50.0 million, and any such new discovery payments will be credited towards the payment of any gross value royalty.

- 6 -

Details of the current stage of exploration and development and current mineral resource estimates for the La Preciosa Property are also set out in the Avino Report, incorporated by reference herein.

Option of Minto and Olympic-Kelvin Properties, British Columbia

By an option agreement dated October 13, 2022 between Avino and Endurance Gold Corporation (“Endurance”) Avino granted an exclusive option to Endurance (the “Option”) to purchase 7 mineral claims comprising the Minto and Olympic-Kelvin Properties located in British Columbia.  To exercise the Option, Endurance must:

(a)	pay Avino CDN$100,000 in four instalments over the next two years ending December 31, 2024 (of which the first CDN$25,000 has been paid);

(b)	issue 1.5 million common shares of Endurance to Avino in instalments over the next two years ending December 31, 2024 (of which the first 200,000 common shares have been issued); and

(c)	incur $300,000 in exploration expenditures in instalments over the next two years ending December 31, 2024 (of which $50,000 has been incurred); and

(d)

issue Avino share purchase warrants to acquire up to 750,000 common shares of Endurance at an exercise price set at a 25% premium to the 20-day volume weighted average price of the shares of Endurance by December 31, 2024.

In the event that the Option is exercised by Endurance, then Endurance will grant Avino a royalty equal to 2.0% of net smelter returns of commercial production from the properties, of which one-half may be purchased by Endurance at any time for CDN$750,000, and the balance of the royalty for another CDN$2.0 million.

In addition, if during the term of the Option, Endurance successfully discovers and defines a mineral resource on the properties of at least 500,000 gold equivalent ounces, indicated and inferred, then Endurance will pay Avino a discovery payment of CDN$1.0 million.

CONSOLIDATED CAPITALIZATION

As of April 11, 2023, there were 119,195,457 Common Shares issued and outstanding, and outstanding warrants to purchase 8,950,412 Common Shares, outstanding stock options to purchase 4,256,000 Common Shares, and outstanding RSUs (as defined under “Prior Sales – Restricted Share Units”) for a further 2,190,666 Common Shares.

There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis as of December 31, 2022, other than the payment of the non-interest bearing $5.0 million promissory note previously held by Coeur Mining Inc. (see “Recent Developments” above).

- 7 -

DESCRIPTION OF EXISTING INDEBTEDNESS AND EARNINGS COVERAGE

If the Corporation offers any Debt Securities having a term to maturity in excess of one year under a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities and their interest requirements.

DIVIDEND POLICY

The Corporation has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Corporation intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Corporation’s board of directors will review this policy from time to time having regard to the Corporation’s financing requirements, financial condition and other factors considered to be relevant.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities, after deducting the commissions and the other expenses of the offering, will be used by Avino for general corporate purposes, including without limitation, the following anticipated purposes:

•	to fund further development and exploration of the Avino Property and La Preciosa Property in Mexico;

•	to assess potential advanced exploration and development stage mineral properties for acquisition;

•	to fund the potential acquisition of other advanced exploration and development stage mineral properties; and

•	to fund continued exploration on the Corporation’s other existing mineral properties.

Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

Funds used for general corporate purposes may be allocated to business development or to pursue other exploration or acquisition opportunities.  As at the date of this short form prospectus, the Corporation has not identified any specific exploration or acquisition opportunities.

Pending the use of the proceeds described above, the Corporation may invest all or a portion of the proceeds of the offering in short-term, high quality, interest-bearing corporate, government issued or government guaranteed securities.

The Corporation’s actual use of the net proceeds may vary depending on the Corporation’s operating and capital needs from time to time and, as such, there may be circumstances where, for sound business reasons, a reallocation of the use of proceeds is necessary. Any such reallocations will be determined at the discretion of the Corporation’s management and there can be no assurance as of the date of this short form prospectus as to how those funds may be reallocated.

Business Objectives

The Corporation is primarily focused on the development of the Avino Mine and the La Preciosa Property.  The Corporation’s mission is to create shareholder value through profitable organic growth at the Avino Property, the further development of the La Preciosa Property, and the strategic acquisition and advancement of mineral exploration and mining properties. The Corporation is committed to expanding its operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

- 8 -

In the near term, the Corporation will focus on the following key business objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies at the Avino Mine;

2.	Continue mine expansion drilling and explore regional targets on the Avino Property;

3.	Fund the exploration and development of the La Preciosa Property; and

4.	Fund the evaluation and potential acquisition of other advanced exploration and development stage mineral properties.

DENOMINATIONS, REGISTRATION AND TRANSFER

The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement.  Other than in the case of book-entry-only (or uncertificated) Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Corporation for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement.  No service charge will be made for any transfer, conversion or exchange of the Securities but the Corporation may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request.  If a Prospectus Supplement refers to any registrar or transfer agent designated by the Corporation with respect to any issue of Securities, the Corporation may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry-only Securities, a global certificate or certificates representing the Securities will be held by a designated depositary for its participants.  The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies.  The depositary will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities.  The interests of such holders of Securities will be represented by entries in the records maintained by the participants.  Holders of Securities issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances.  Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

SELLING SECURITYHOLDERS

Common Shares, Warrants or both (collectively, the “Selling Securityholder Securities”) may be sold under this prospectus by way of a secondary offering by or for the account of certain of our securityholders. The Corporation will file a Prospectus Supplement in connection with any such offering of Selling Securityholder Securities by selling securityholders, which will include the following information:

•	The names of the selling securityholders;

•	The number or amount of Selling Securityholder Securities owned, controlled or directed by each selling securityholder;

•	The number of amount of Selling Securityholder Securities being distributed for the account of each selling securityholder;

•

The number or amount of Selling Securityholder Securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of the Corporation’s outstanding securities; and

•	Whether the Selling Securityholder Securities are owned by the selling securityholders both of record and beneficially, of record only or beneficially only.

- 9 -

PLAN OF DISTRIBUTION

New Issue

The Corporation may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers. Underwriters may sell Securities to or through dealers. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX, NYSE American or other existing trading markets for the Securities.  The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.

Unless otherwise specified in the applicable Prospectus Supplement, the Corporation does not intend to list any of the Securities other than the Common Shares on any securities exchange. Any underwriters, dealers or agents to or through which Securities other than the Common Shares are sold by the Corporation for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market-making at any time and without notice.  No assurance can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

- 10 -

Secondary Offering

This Prospectus may also, from time to time, relate to the offering of Selling Securityholder Securities by certain selling securityholders.

The selling securityholders may sell all or a portion of Selling Securityholder Securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Selling Securityholder Securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Selling Securityholder Securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be affected in transactions, which may involve crosses or block transactions, as follows:

•	On any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	In the over-the-counter market;

•	In transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	Through the writing of options, whether such options are listed on an options exchange or otherwise;

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	Block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	An exchange distribution in accordance with the rules of the applicable exchange;

•	Privately negotiated transactions;

•	Short sales;

•	Sales pursuant to Rule 144 under the U.S. Securities Act;

•	Broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	A combination of any such methods of sale; and

•	Any other method permitted pursuant to applicable law.

- 11 -

If the selling securityholders effect such transactions by distributing Selling Securityholder Securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the Selling Securityholder Securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of Selling Securityholder Securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of Common Shares in the course of hedging in positions they assume. The selling securityholders may also sell Common Shares short and deliver Common Shares covered by this Prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge Selling Securityholder Securities to broker-dealers that in turn may sell such shares.

The selling securityholders may pledge or grant a security interest in some or all of the Selling Securityholder Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell these Selling Securityholder Securities from time to time pursuant to this Prospectus or any Prospectus Supplement filed under Canadian securities laws, or under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of selling securityholders to include, pursuant to a prospectus amendment or Prospectus Supplement, the pledgee, transferee or other successors in interest as selling securityholders under this Prospectus. The selling securityholders also may transfer and donate Selling Securityholder Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

The selling securityholders and any broker-dealer participating in the distribution of Selling Securityholder Securities may be deemed to be “underwriters” within the meaning of applicable securities laws, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under applicable securities laws. At the time a particular offering of Selling Securityholder Securities is made, a Prospectus Supplement, if required, will be distributed which will identify the selling securityholders and provide the other information set forth under “Selling Securityholders”, set forth the aggregate amount of Selling Securityholder Securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, Selling Securityholder Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states, Selling Securityholder Securities may not be sold unless such securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any securityholder will sell any or all of the Selling Securityholder Securities registered pursuant to the registration statement of which this Prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the U.S. Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the U.S. Exchange Act, which may limit the timing of purchases and sales of any Selling Securityholder Securities by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of Selling Securityholder Securities to engage in market-making activities with respect to Selling Securityholder Securities. All of the foregoing may affect the marketability of Selling Securityholder Securities and the ability of any person or entity to engage in market-making activities with respect to Selling Securityholder Securities.

Once sold under the shelf registration statement of which this Prospectus forms a part, Selling Securityholder Securities will be freely tradable in the hands of persons other than our affiliates.

- 12 -

DESCRIPTION OF SECURITIES DISTRIBUTED

Authorized and Issued Share Capital

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As of the date of this short form prospectus, 119,195,457 Common Shares were issued and outstanding as fully paid and non-assessable shares.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Corporation and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Corporation. The holders of the Common Shares, subject to the prior rights, if any, of any other class of shares of the Corporation, are entitled to receive such dividends in any financial year as the board of directors of the Corporation may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Corporation, the remaining property and assets of the Corporation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

General

We may issue warrants to purchase common shares. We may issue the warrants independently or together with any underlying securities, and the warrants may be attached or separate from the underlying securities. We may also issue a series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

The following description is a summary of selected provisions relating to the warrants that we may issue. The summary is not complete. When warrants are offered in the future, a Prospectus Supplement or any document incorporated by reference will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the warrants as described in a Prospectus Supplement or any document incorporated by reference will supplement and, if applicable, may modify or replace the general terms described in this section.

This summary and any description of warrants in the applicable Prospectus Supplement or any document incorporated by reference is subject to and is qualified in its entirety by reference to all the provisions of any specific warrant document or agreement. We will file each of these documents, as applicable, with the Canadian securities regulators and the SEC, and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part, on or before the time we issue a series of warrants. See “Additional Information” below and “Documents Incorporated by Reference” above for information on how to obtain a copy of a warrant document when it is filed.

When we refer to a series of warrants, we mean all warrants issued as part of the same series under the applicable warrant agreement.

- 13 -

Terms of Warrants

The applicable Prospectus Supplement or document incorporated by reference may describe the terms of any warrants that we may offer, including, but not limited to, the following:

•	the title of the warrants;

•	the total number of warrants;

•	the price or prices at which the warrants will be issued;

•	the price or prices at which the warrants may be exercised;

•	the currency or currencies that investors may use to pay for the warrants;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	whether the warrants will be issued in registered form or bearer form;

•	information with respect to book-entry procedures, if any;

•	if applicable, the minimum or maximum amount of warrants that may be exercised at any one time;

•	if applicable, the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;

•	if applicable, the date on and after which the warrants and the related underlying securities will be separately transferable;

•	if applicable, a discussion of material United States federal income tax considerations;

•	if applicable, the terms of redemption of the warrants;

•	the identity of the warrant agent, if any;

•	the procedures and conditions relating to the exercise of the warrants; and

•	any other terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

Warrant Agreement

We may issue the warrants in one or more series under one or more warrant agreements, each to be entered into between us and a bank, trust company, or other financial institution as warrant agent.  The Corporation may add, replace, or terminate warrant agents from time to time.  We may also choose to act as our own warrant agent or may choose one of our subsidiaries to do so.

The warrant agent under a warrant agreement will act solely as our agent in connection with the warrants issued under that agreement.  Any holder of warrants may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise those warrants in accordance with their terms.

- 14 -

Form, Exchange and Transfer of Warrants

The Corporation may issue the warrants in registered form or bearer form.  Warrants issued in registered form, i.e., book-entry form, will be represented by a global security registered in the name of a depository, which will be the holder of all the warrants represented by the global security.  Those investors who own beneficial interests in a global warrant will do so through participants in the depository’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depository and its participants.  In addition, The Corporation may issue warrants in non-global form, i.e., bearer form.  If any warrants are issued in non-global form, warrant certificates may be exchanged for new warrant certificates of different denominations, and holders may exchange, transfer, or exercise their warrants at the warrant agent’s office or any other office indicated in the applicable Prospectus Supplement or any document incorporated by reference.

Prior to the exercise of their warrants, holders of warrants exercisable for shares of common share will not have any rights of holders of common share and will not be entitled to dividend payments, if any, or voting rights of the common share.

Exercise of Warrants

A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable Prospectus Supplement or any document incorporated by reference.  Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable Prospectus Supplement.  After the close of business on the expiration date, unexercised warrants will become void.  Warrants may be redeemed as set forth in the applicable offering material.

Warrants may be exercised as set forth in the applicable offering material.  Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable offering material, the Corporation will forward, as soon as practicable, the securities purchasable upon such exercise.  If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Subscription Receipts

The Corporation may issue Subscription Receipts, which will entitle holders to receive upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Corporation and an escrow agent (the “Escrow Agent”), which will establish the terms and conditions of the Subscription Receipts.  Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. A copy of the form of Subscription Receipt Agreement will be filed with Canadian securities regulatory authorities and, if applicable, the Corporation will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Corporation files with the SEC, any Subscription Receipt Agreement describing the terms and conditions of such Subscription Receipts that the Corporation is offering before the issuance of such Subscription Receipts.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement.

- 15 -

The Prospectus Supplement relating to any Subscription Receipts the Corporation offers will describe the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and NYSE relating to Subscription Receipts. If underwriters or agents are used in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriters or agents.

General

The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts the Corporation offers will describe the specific terms of the Subscription Receipts and may include, but are not limited to, any of the following:

•	the designation and aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the currency or currencies in which the Subscription Receipts will be offered;

•

the designation, number and terms of the Common Shares, Warrants or combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

•

the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration, Common Shares, Warrants, or any combination thereof;

•	the procedures for the issuance and delivery of Common Shares, Warrants or a combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

•

whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants or a combination thereof upon satisfaction of the Release Conditions (e.g. an amount equal to dividends declared on Common Shares by the Corporation to holders of record during the period from the date of issuance of the Subscription Receipts to the date of issuance of any Common Shares pursuant to the terms of the Subscription Receipt Agreement);

•	the identity of the Escrow Agent;

•

the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, Warrants or a combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions;

•

if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

- 16 -

•

procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•

any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Corporation to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	whether the Corporation will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Corporation will issue the Subscription Receipts as bearer securities, registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts;

•	whether the Subscription Receipts will be listed on an exchange;

•	material Canadian federal income tax consequences and, if applicable, material United States federal income tax consequences of owning the Subscription Receipts; and

•	any other terms of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants or a combination thereof on exchange of their Subscription Receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, Holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or Warrants may be held in escrow by the Escrow Agent and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

- 17 -

Anti-Dilution

The Subscription Receipt Agreement will specify that upon the subdivision, consolidation, reclassification or other material change of Common Shares or Warrants underlying the particular Subscription Receipts or any other reorganization, amalgamation, arrangement, merger or sale of all or substantially all of the Corporation’s assets, the Subscription Receipts will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares or Warrants to which the holder of a Common Share or identical Warrant would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Subscription Receipts whose Subscription Receipts entitle the holders thereof to receive Common Shares. Alternatively, such securities, evidences of indebtedness or assets may, at the option of the Corporation, be issued to the Escrow Agent and delivered to holders of Subscription Receipts on exercise thereof. The Subscription Receipt Agreement will also provide that if other actions of the Corporation affect the Common Shares or Warrants, which, in the reasonable opinion of the directors of the Corporation, would materially affect the rights of the holders of Subscription Receipts and/or the rights attached to the Subscription Receipts, the number of Common Shares or Warrants which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of the Corporation may in their discretion reasonably determine to be equitable to the holders of Subscription Receipts in such circumstances.

Rescission

The Subscription Receipt Agreement will also provide that any material misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Corporation may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security.  The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or a consent in writing from such holders.  The number of holders of Subscriptions Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

- 18 -

Debt Securities

General

The Corporation may issue debt securities which may or may not be converted into common shares.  In no case shall the amount of the debt securities exceed $10,000,000 in the aggregate.  The Corporation may issue the debt securities independently or together with any underlying securities, and warrants may be attached or separate from the underlying securities.  The Corporation may also issue a series of debt securities under a separate indenture agreement to be entered into between us and an indenture agent.  Such indenture agreement, if any, will not be qualified with the SEC pursuant to an exemption.  The indenture agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

The following description is a summary of selected provisions relating to the debt securities that the Corporation may issue.  The summary is not complete.  When debt securities are offered in the future, a Prospectus Supplement or any document incorporated by reference, as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply.  The specific terms of the debt securities as described in a Prospectus Supplement or any document incorporated by reference, will supplement and, if applicable, may modify or replace the general terms described in this section.

This summary and any description of debt securities in the applicable Prospectus Supplement or document incorporated by reference is subject to and is qualified in its entirety by reference to all the provisions of any specific debt securities document or agreement.  The Corporation will file each of these documents, as applicable, with the Canadian securities regulators and the SEC and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time the Corporation issue a series of warrants.  See “Additional Information” below and “Documents Incorporated by Reference” above for information on how to obtain a copy of a warrant document when it is filed.

When the Corporation refers to a series of debt securities, the Corporation means all debt securities issued as part of the same series under the applicable indenture.

Terms of Debt Securities

The applicable Prospectus Supplement or any document incorporated by reference, may describe the terms of any debt securities that the Corporation may offer, including, but not limited to, the following:

•	the title of the debt securities;

•	the total amount of the debt securities;

•	the amount or amounts of the debt securities that will be issued and the interest rate;

•	the conversion price at which the debt securities may be converted;

•	the date on which the right to exercise the debt securities will commence and the date on which the right will expire;

•	if applicable, the minimum or maximum amount of debt securities that may be exercised at any one time;

•	if applicable, the designation and terms of the underlying securities with which the debt securities are issued and the amount of debt securities issued with each underlying security;

•	if applicable, a discussion of material Canadian and/or United States federal income tax considerations;

•	if applicable, the terms of the payoff of the debt securities;

•	the identity of the indenture agent, if any;

•	the procedures and conditions relating to the exercise of the debt securities; and

•	any other terms of the debt securities, including terms, procedure and limitation relating to the exchange or exercise of the debt securities.

- 19 -

Debt Securities

The Corporation may issue the debt securities in one or more series under one or more agreements, which may include a trust indenture to be entered into between us and a bank, trust company, or other financial institution as indenture agent, if any.

In connection with the issuance of any debt securities, the Corporation does not intend to issue them pursuant to a trust indenture.  However, if a trust indenture is requested by a placement agent, underwriter or broker-dealer as a condition of the financing, the Corporation will provide and enter into a trust indenture which will be subject to and governed by the Business Corporations Act (British Columbia), unless we are required to register such trust indenture under the U.S. Trust Indenture Act of 1939 (“Trust Indenture Act”), in which case the Corporation will pass on the financing under this registration statement.  Any trust indenture that we may enter into will be exempt from registration under Section 304(a)(9) of the Trust Indenture Act and Rule 4a-3 promulgated thereunder, which provides for an exemption for debt securities in which the aggregate principal amount outstanding will not exceed $10,000,000 in the aggregate during a 36-month period.  The Corporation will not issue debt securities, if any, pursuant to a trust indenture that will exceed $10,000,000 in the aggregate at any time during a 36-month period.  If a trust indenture is entered into, the Corporation will file the indenture as an exhibit on Form 6-K before making any offer of debt securities.

The indenture agent under an indenture agreement, if any, will act solely as our agent in connection with the debt securities issued under that agreement.  Any holder of debt securities may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise those debt securities in accordance with their terms.

Form, Exchange and Transfer of Debt Securities

The Corporation may issue the debt securities in registered form or bearer form.  Debt securities issued in registered form, i.e., book-entry form, will be represented by a global security registered in the name of a depository, which will be the holder of all the debt securities represented by the global security.  Those investors who own beneficial interests in global debt securities will do so through participants in the depository’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depository and its participants.  In addition, the Corporation may issue warrants in non-global form, i.e., bearer form.  If any debt securities are issued in non-global form, debt securities certificates may be exchanged for new warrant certificates of different denominations, and holders may exchange, transfer, or exercise their warrants at the warrant agent’s office or any other office indicated in the applicable Prospectus Supplement or any document incorporated by reference.

Prior to the exercise of their debt securities, holders of debt securities exercisable for shares of debt securities will not have any rights of holders of common share and will not be entitled to dividend payments, if any, or voting rights of the common share.

- 20 -

Conversion of Debt Securities

A debt security may entitle the holder to purchase, in exchange for the extinguishment of debt, an amount of securities at an exercise price that will be stated in the debt security.  Debt securities may be converted at any time up to the close of business on the expiration date set forth in the terms of such debt security.  After the close of business on the expiration date, debt securities not exercised will be paid in accordance with their terms.

Debt securities may be converted as set forth in the applicable offering material.  Upon receipt of a notice of conversion properly completed and duly executed at the corporate trust office of the indenture agent, if any, or to us, the Corporation will forward, as soon as practicable, the securities purchasable upon such exercise.  If less than all of the debt security represented by such security is converted, a new debt security will be issued for the remaining debt security.

Units

The Corporation may issue units composed of any combination of our common share, warrants and debt securities.  The Corporation will issue each unit so that the holder of the unit is also the holder of each security included in the unit.  As a result, the holder of a unit will have the rights and obligations of a holder of each included security.  The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The following description is a summary of selected provisions relating to units that the Corporation may offer.  The summary is not complete.  When units are offered in the future, a Prospectus Supplement or any document incorporated by reference, as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply.  The specific terms of the units as described in a Prospectus Supplement or any document incorporated by reference, will supplement and, if applicable, may modify or replace the general terms described in this section.

This summary and any description of units in the applicable Prospectus Supplement or document incorporated by reference is subject to and is qualified in its entirety by reference to the unit agreement, collateral arrangements and depositary arrangements, if applicable.  The Corporation will file each of these documents, as applicable, with the Canadian securities regulators and the SEC and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time the Corporation issue a series of units.  See “Additional Information” below and “Documents Incorporated by Reference” above for information on how to obtain a copy of a document when it is filed.

The applicable Prospectus Supplement or document incorporated by reference may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer, or exchange of the units or of the securities composing the units;

•	whether the units will be issued in fully registered or global form; and

•	any other terms of the units.

The applicable provisions described in this section, as well as those described under “Common Shares”, “Warrants”, “Subscription Receipts” and “Debt Securities” above, will apply to each unit and to each security included in each unit, respectively.

- 21 -

RISK FACTORS

An investment in the Securities should be considered highly speculative and investors may incur a loss on their investment.  Investors should carefully review and consider all of the information disclosed in this short form prospectus, including the documents incorporated by reference, and in particular, the risk factors set forth in the Corporation’s AIF.

Risks Relating to the Corporation

In addition to the foregoing, the material risk factors which the Corporation has identified in respect of any investment in its Securities include:

Metals and Mineral Prices Are Subject to Dramatic and Unpredictable Fluctuations

The market prices of precious metals and other minerals are volatile and cannot be controlled.  If the prices of precious metals and other minerals should drop significantly, the economic prospects of the Corporation’s operating mines and projects could be significantly reduced or rendered uneconomic.  There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same.  Mineral prices have fluctuated widely, particularly in recent years.  The marketability of minerals is also affected by numerous other factors beyond the control of the Corporation, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The Corporation has not entered into any hedging arrangements for any of its metal and mineral production.  The Corporation may enter into hedging arrangements in the future.

Impact of COVID-19 on Mining Operations

Mexico has been particularly impacted by the COVID-19 pandemic. The Corporation’s mining operations were temporarily shut-down from April 2020 until August 2021, as a result of governmental COVID-19 quarantine and containment measures and a labour strike.  Although the Corporation takes appropriate measures and safeguards to protect its staff from infection, these events can result in volatility and disruption to supply chains, operations, transportation, and mobility of people, which are beyond the control of the Corporation, and which have had and could continue to adversely affect the availability of components, supplies and materials, labour, interest rates, credit ratings, credit risk, inflation, business operations, financial markets, exchange rates, and other factors material to the Corporation, including in particular, the Corporation’s revenues and concentrate delivery schedule.

Current Global Market Conditions

In recent years, global financial markets have experienced increased volatility, and global financial conditions have been subject to increased instability.  Trade wars, import tariffs, Brexit, public protests, rising consumer debt levels, epidemics, pandemics, or outbreaks of new infectious disease or viruses (including most recently, the COVID-19 pandemic), and the risk of sovereign debt defaults in many countries have caused and continue to cause significant uncertainties in the markets. These have a profound impact on the global economy.  Many industries, including the mining sector, were impacted by these market conditions.  Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity.  Access to financing for mining companies continues to be negatively impacted by liquidity constraints.  These factors may impact the ability of the Corporation to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Corporation.  If these increased levels of volatility and market turmoil continue, the Corporation’s operations and planned growth could be adversely impacted and the trading price of the securities of the Corporation may be adversely affected.

- 22 -

Inaccuracies in Production and Cost Estimates

The Corporation prepares estimates of future production and future production costs for its operations.  No assurance can be given that these estimates will be achieved.  Production and cost estimates are based on, among other things, the following: the accuracy of mineral resource estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of mineralization, equipment and mechanical availability, labour, and the accuracy of estimated rates and costs of mining and processing. Actual production and costs may vary from estimates for a variety of reasons, including actual mineralization mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the mineral resources, such as the need for sequential development of mineralized zones and the processing of new sources or different grades of mineralization; and the risks and hazards associated with mining described below under “Mining Operations and Uninsured Risks”.  In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.  Costs of production may also be affected by a variety of factors, including variability in grade or dilution, metallurgy, labour costs, costs of supplies and services (such as, fuel and power), general inflationary pressures and currency exchange rates.  Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.

Uncertainty Regarding Resource Estimates

Only mineral resources have been determined for certain of the Corporation’s properties, and no estimate of reserves on any property has been completed.  Resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than estimated.  In making determinations about whether to advance any projects to development, the Corporation must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties.  Until mineralized zones are actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only.  These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable.  The Corporation cannot assure that:

•	Resource or other mineralization estimates will be accurate; or

•	Mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of a mine or a project and its return on capital.  The Corporation’s resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for silver and gold may render portions of the Corporation’s mineralization uneconomic and result in reduced reported mineral resources.

Any material reductions in estimates of mineral resources, or of the Corporation’s ability to extract such mineral resources, could have a material adverse effect on the Corporation’s results of operations or financial condition.  The Corporation cannot assure that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

- 23 -

No Reserves

There are no current estimates of mineral reserves for any of the Corporation’s mines or projects. Estimates of proven and probable mineral reserves, measured and indicated mineral resources, and inferred mineral resources are, to a large extent, based upon detailed geological and engineering analysis. Further, mineral resources that are not mineral reserves have not demonstrated economic viability. At this time, none of the Corporation’s properties have defined ore-bodies with mineral reserves. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to either measured or indicated mineral resources or to proven or probable mineral reserves as a result of continued definition.

The Corporation made decisions to enter into production at the Avino Mine, and the San Gonzalo Mine (which ceased operations in 2019), without having completed final feasibility studies. Accordingly, the Corporation did not base its production decisions on any feasibility studies of mineral reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Corporation’s mines or the costs of such recovery. As the Corporation’s mines do not have established reserves, the Corporation faces higher risks that anticipated rates of production and production costs will be achieved, and these risks could have a material adverse impact on the Corporation’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve profitable operations.

No Assurances Can Be Given We Will Be Profitable in the Future

The Corporation began extracting and processing resources at levels intended by management at the San Gonzalo mine (which ceased operations in 2019) during the fourth quarter of 2012, and at the Avino Mine in the third quarter of 2015. For the year ended December 31, 2021, we had net losses from continuing operations of ($2,057,000), and for the year ended December 31, 2022 we had net income of $3,096,000. There is no assurance that our operations will be profitable in the future.

Because mines have limited lives, the Corporation must continually replace and expand its mineral resources as the Corporation’s mines produce metals. The life-of-mine estimates for the Corporation’s mines are estimates which may vary based on underlying assumptions and parameters. The ability of the Corporation to maintain or increase its annual production of metals and the Corporation’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand mineral resources at existing mines. Future financial performance is further impacted by the costs and results of continued exploration and potential development programs.

Exploration and Development

The business of exploration and development for minerals involves a high degree of risk and few properties become producing mines. Unprofitable efforts result not only from the failure to discover mineral deposits, but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. There is no assurance that the Corporation’s future exploration and development activities will result in any discoveries of commercial bodies of ore. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Corporation not receiving an adequate return on invested capital.

- 24 -

Market Forces

There is no assurance that, even if commercial quantities of mineral resources are discovered, that these can be sold at a profit. Factors beyond the control of the Corporation may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs, and uses in jewelry), speculative activities and increased production due to improved mining and production methods.

Permitting

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Corporation, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may become more restrictive, which could materially affect the business of the Corporation or its ability to develop its properties. Before production can commence on any of its mineral properties, the Corporation must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained, or if they are obtained, if they will be granted on a timely basis. The cost of compliance with existing and future governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of the Property.

Permitting of exploration programs in Mexico requires the completion of agreements with the indigenous communities in the vicinity of the project. The timing for the completion of such agreements is unpredictable. The process of obtaining such agreements is also affected by the two-year election cycle for the councils of the indigenous communities.

Mining Operations and Uninsured Risks

Mining operations generally involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of mining and exploration is subject to a variety of risks including, but not limited to, fires, power outages, labour disruptions, industrial accidents, flooding, explosions, cave-ins, landslides, environmental hazards, technical failures, and the inability to obtain suitable or adequate machinery, equipment or labour. Such occurrences, against which the Corporation cannot, or may elect not to insure, may delay production, increase production costs or result in liabilities. The payment of such liabilities may have a material adverse effect on the Corporation’s financial position. The economics of developing mineral properties are affected by such factors as the cost of operations, variations in the grade and metallurgy of the ore mined, fluctuations in mineral markets, costs of processing and equipment, transportation costs, government regulations including regulations relating to royalties, allowable production, importing and exporting of mineral product, and environmental protection rules and regulations.

Although the Corporation has stressed proper procedures for the safety of its employees and contractors during mining operations, injuries and death have occurred. During the past nine years, the Corporation has experienced four unrelated fatal accidents at the Avino Property, the most recent of which occurred in April 2023. The Corporation believes that these deaths were attributed to such persons failing to comply with the Corporation’s safety procedures, but no assurance can be given that further injuries will not occur at the Corporation’s mining properties.

- 25 -

Internal Controls over Financial Reporting

As a public company, the Corporation is subject to the reporting requirements of the U.S. Exchange Act and the Sarbanes-Oxley Act of 2002. The U.S. Exchange Act requires, among other things, that the Corporation files annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that the Corporation includes a report of our management on our internal control over financial reporting. The Corporation is also required to include certifications of our management regarding the effectiveness of our disclosure controls and procedures. For the fiscal year ended December 31, 2022, our management has concluded that our disclosure controls and procedures and internal control over financial reporting were not effective as a result of material weakness related to the design of management review controls over non-routine transactions, as well as lack of requisite skills or available resources. The Corporation has identified and is in the process of implementing remediation efforts to improve the effectiveness of our internal control over financial reporting. If the Corporation cannot effectively and efficiently improve our controls and procedures, the Corporation could suffer material misstatements in our financial statements and other information the Corporation report, and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our Common Shares.

Competition

The resource industry is intensely competitive in all of its phases, and the Corporation competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Corporation’s ability to acquire suitable producing properties or prospects for the exploration in the future.

Mineral Tenure

In those jurisdictions where the Corporation has property interests, the Corporation undertakes searches of mining records and obtains title opinions from reputable counsel in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, prior unregistered agreements or transfers, and title may be affected by undetected defects or native land claims. For unsurveyed mineral claims, the boundaries of such mining claims may be in doubt. The ownership and validity of mining claims are often uncertain and may be contested. The Corporation is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Corporation’s properties will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers.

n the jurisdictions in which the Corporation operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in such jurisdictions must agree with surface landowners on compensation in respect of mining activities conducted on such land.

- 26 -

Unauthorized Mining

The mining industry in Mexico is subject to incursions by illegal miners or “lupios” who gain unauthorized access to mines to steal ore mainly by manual mining methods. In addition to the risk of losses and disruption of operations, these illegal miners pose a safety and security risk. The Corporation has taken security measures at its sites to address this issue, and ensure the safety and security of its employees and contractors. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Corporation’s ability to meet production goals.

Commercialization Risk of Development and Exploration Stage Properties and Ability to Acquire Additional Commercially Mineable Mineral Rights

The Corporation’s primary operating mineral property is the Avino Mine. The San Gonzalo Mine was in the production stage under the ownership of the Corporation for more than six years, until operations there ceased during 2019. The Avino Mine commenced production in 2015. The commercial viability of these mines and the decision to place them into commercial production was not established by a feasibility study. The La Preciosa Property is still in the exploration stage of development.

Mineral exploration involves a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered at the Avino Mine Property, or any of the Corporation’s other exploration projects, or that its exploration or development projects will be brought into commercial production.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, social dynamics in local communities, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Because mines have limited lives, the Corporation must continually replace and expand its mineral resources as the Corporation’s mines produce metals. The life-of-mine estimates for the Corporation’s mines are estimates which may vary based on underlying assumptions and parameters. The ability of the Corporation to maintain or increase its annual production of metals and the Corporation’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand mineral resources at existing mines. It is further impacted by the costs and results of continued exploration and potential development programs.

The Corporation’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration and development is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	Establish mineral resources through drilling and metallurgical and other testing techniques;

•	Determine metal content and metallurgical recovery processes to extract metal from the ore;

•	Evaluate the economic viability or feasibility; and,

•	Construct, renovate, expand or modify mining and processing facilities.

- 27 -

In addition, if potentially economic mineralization is discovered, it could take several years from the initial phases of exploration until production is possible.  During this time, the economic feasibility of production may change.  As a result of these uncertainties, there can be no assurance that the Corporation will successfully acquire additional commercially mineable (or viable) mineral rights.

Qualified Personnel

Recruiting and retaining qualified personnel in the future is critical to the Corporation’s success. As the Corporation explores and develops its Avino Mine and other properties, the need for skilled labour will increase. The number of persons skilled in the exploration and development of mining properties is limited and competition for this workforce is intense. The development of the Avino Mine and other initiatives of the Corporation may be significantly delayed or otherwise adversely affected if the Corporation cannot recruit and retain qualified personnel as and when required.

The Corporation’s growth and viability has depended, and will continue to depend, on the efforts of key management personnel including, but not limited to, David Wolfin, President, Chief Executive Officer and director; Carlos Rodriguez, Chief Operating Officer; and Nathan Harte, Chief Financial Officer.  The loss of any key management personnel may have a material adverse effect on the Corporation, its business and its financial position.  The Corporation has employment contracts with these employees but does not have key-man life insurance.  The Corporation provides these key employees and other employees with long-term incentive compensation, through the form of stock options, grants of restricted share units, and annual bonuses, all of which are designed to provide adequate incentive for them to diligently pursue the business objectives of the Corporation, retain these employees, and align their interests with those of the Corporation’s shareholders.

Sufficiency of Current Capital and Ability to Obtain Financing

The further exploitation, development and exploration of mineral properties in which the Corporation holds interests or which the Corporation acquires may depend upon its ability to obtain equity financing and/or debt financing, to enter into joint ventures or to obtain other means of financing.  There is no assurance that the Corporation will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Corporation to obtain financing on favourable terms, or at all.

As of December 31, 2022, the Corporation had approximately $13.9 million in cash and amounts receivable.  The Corporation has had a history of negative operating cash flow. While the Corporation considers that it has sufficient capital to support its current operating requirements based on its current capital resources and expected cash flows from ongoing operations, there is a risk that commodity prices decline or other factors may cause the Corporation to be unable to continue generating sufficient cash flows to sustain operations or to be unable to fund planned capital projects, including expansions and potential acquisitions.  In addition, the Corporation may require additional capital if the costs of its capital projects are materially greater than the Corporation’s projections.

There is no assurance that the Corporation will be able to obtain additional capital when required.  Failure to obtain additional financing on a timely basis may cause the Corporation to postpone acquisitions, expansion, development and exploration plans, or even suspend operations.

- 28 -

Political Risk and Government Regulations

The Corporation’s mining, exploration and development activities are focused in Mexico and Canada, and are subject to national and local laws and regulations, governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on the Corporation. In order to comply with applicable laws, the Corporation may be required to incur significant capital or operating expenditures. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Corporation, the extent of which cannot be reasonably predicted. Violations may require compensation of those suffering loss or damage by reason of the Corporation’s mining activities, and the Corporation may be fined if convicted of an offence under such legislation.

Mining and exploration activities in Mexico and/or Canada may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the Corporation’s control and may adversely affect the business. Operations may also be affected to varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Mexico as a developing country may make it more difficult for the Corporation to obtain any required financing for projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in improving Mexican political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. The Corporation does not carry political risk insurance.

Mexican Foreign Investment and Income Tax Laws

Under the Foreign Investment Law of Mexico, there is no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Corporation and its ability to repatriate profits. Under Mexican Income Tax Law, dividends are subject to a withholding tax. Corporations with their tax residence in Mexico are taxed on their worldwide income. Mexico levies a value-added tax, known as the IVA, which is an indirect tax levied on the value added to goods and services, and it is imposed on corporations that carry out activities within Mexican territory.

During 2013, the Mexico Senate passed tax reform legislation, which took effect on January 1, 2014. The tax reform includes an increase in the corporate tax rate from 28% to 30%, the introduction of a special mining royalty of 7.5% on the profits derived from the sale of minerals, and the introduction of a mining royalty of 0.5% on the gross income derived from the sale of gold, silver and platinum. These changes may have a material impact on the Corporation’s future earnings and cash flows, and possibly on future capital investment decisions.

Foreign Corrupt Practices Legislation

The Corporation is subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act(Canada) (“CFPOA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is our policy to implement safeguards to discourage these practices by our employees; however, our existing safeguards and any future improvements may prove to be less than effective and our employees, consultants, sales agents or distributors may engage in conduct for which the Corporation might be held responsible. Violations of the FCPA, CFPOA, and/or other laws may result in criminal or civil sanctions and the Corporation may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. The Corporation is also subject to the Extractive Sector Transparency Measures Act (Canada) (“ESTMA”), which requires us to maintain records of specific payments (including taxes, royalties, fees, production entitlements, bonuses, dividends, and infrastructure improvements) to all government entities in Canada and abroad, and to publicly disclose payments of $100,000 or more in any payment category on an annual basis within 150 days of our fiscal year end, to increase transparency and deter corruption in the extractive industry sector.

- 29 -

Current Global Financial Conditions

Financial markets globally have been subject to increased volatility. Access to financing has been negatively affected by liquidity crises and uncertainty with respect to sovereign defaults throughout the world. These factors may impact the ability of the Corporation to obtain loans and other forms of financing in the future and, if obtained, on terms favourable to the Corporation. If these levels of volatility and market turmoil continue or worsen, the Corporation may not be able to secure appropriate debt or equity financing when needed, any of which could affect the trading price of the Corporation’s securities in an adverse manner.

Dilution

There are a number of outstanding securities and agreements pursuant to which Common Shares of the Corporation may be issued in the future. If these Common Shares are issued, this will result in further dilution to the Corporation’s shareholders. An investor’s equity interest in the Corporation may also be diluted by future equity financings of the Corporation.

Conflicts of Interest

Certain of the Corporation’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint ventures, some of which are in the same business as the Corporation. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Corporation. The directors and officers of the Corporation are required by law and the Corporation’s Code of Business Conduct & Ethics to act in the best interests of the Corporation. They may have the same obligations to the other companies and entities for which they act as directors or officers. The discharge by the directors and officers of their obligations to the Corporation may result in a breach of their obligations to these other companies and entities and, in certain circumstances, this could expose the Corporation to liability to those companies and entities. Similarly, the discharge by the directors and officers of their obligations to these other companies and entities could result in a breach of their obligation to act in the best interests of the Corporation. Such conflicting legal obligations may expose the Corporation to liability to others and impair its ability to achieve its business objectives.

In addition, certain securityholders of the Corporation could also have business interests that conflict with the Corporation or those of our other securityholders, which may affect the price of our securities.

Concentration of Customers

The Corporation produces concentrates containing silver and gold. Concentrates are the product of the processing of ore mined by the Corporation at its processing plants. The Corporation sells its concentrates to metals traders and smelters. During the year ended December 31, 2022, a limited number of customers accounted for all of the Corporation’s revenues, of which one customer accounted for more than 50% of revenues. The Corporation believes that a small number of customers will continue to represent a significant portion of its total revenue. However, the Corporation does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Corporation’s production. There is a risk that the Corporation could be subject to limited smelter availability and capacity, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Corporation’s business, financial condition, operating results and cash flows.

- 30 -

Risks Associated with Transportation of Concentrate

The concentrates produced by the Corporation have significant value, and are loaded onto road vehicles for transport to smelters in Mexico or to seaports for export to smelters in foreign markets, such as Europe and Asia, where the metals are extracted.  The geographic location of the Corporation’s operating mines in Mexico and trucking routes taken through the country to the smelters and ports for delivery, give rise to risks including concentrate theft, roadblocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

Theft of Concentrate

In addition, the Corporation may have significant concentrate inventories at its facilities or on consignment at other warehouses awaiting shipment.  The Corporation has taken steps to secure its concentrate, whether in storage or in transit.  The Corporation has insurance coverage for its inventory while in transit; however, recovery of the full market value may not always be possible.  Despite these risk mitigation measures, there remains a continued risk that theft of concentrate may have a material impact on the Corporation’s financial results.

Acquisition Strategy

As part of Avino’s business strategy, the Corporation has made acquisitions in the past and continues to seek new acquisition opportunities.  The opportunities sought by the Corporation include operating mines, and advanced exploration and development opportunities, with a primary focus on silver and/or gold.  As a result, the Corporation may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties.  In pursuit of such opportunities, the Corporation may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Corporation, and may fail to assess the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, or to achieve identified and anticipated operating and financial results.  Acquisitions may result in unanticipated costs, diversion of management attention from existing businesses, and the potential loss of the Corporation’s key employees or of those of the acquired business.  The Corporation cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Corporation.  Acquisitions may involve a number of special risks, circumstances or legal liabilities.  These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Corporation’s results of operations and financial condition.  Further, to acquire properties and companies, the Corporation may be required to use available cash, incur debt, issue additional securities or a combination of any of these.  This could affect the Corporation’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the price of the common shares of the Corporation.  There may be no right or ability for the Corporation’s shareholders to evaluate the merits or risks of any future acquisition undertaken by the Corporation, except as required by applicable laws and regulations.

- 31 -

Community Relations and Social License to Operate

The Corporation’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects.  While the Corporation’s relationships with the communities in which it operates are believed to be strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities.  Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices.  Publicity generated by such NGOs or others related to extractive industries generally, or its operations specifically, could have an adverse effect on the Corporation’s reputation or financial condition and may impact its relationship with the communities in which it operates.  While the Corporation believes that it operates in a socially responsible manner, there is no guarantee that the Corporation’s efforts in this respect will mitigate this potential risk.

Volatility of the Price of the Securities

Trading prices of Avino’s securities may fluctuate in response to a number of factors, many of which are beyond the control of the Corporation.  In addition, the stock market in general, and the market for gold and silver mining companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.  These broad market and industry factors may adversely affect the market price of the Corporation’s securities, regardless of operating performance.

In the past, securities class-action litigation has often been instituted following periods of volatility in the market price of securities of other companies.  Such litigation, if instituted against the Corporation, could result in substantial costs and a diversion of management’s attention and resources.

Shareholder Activism

Shareholder activism is on the rise in North America.  Shareholder activism could result in substantial costs and a diversion of management’s attention and resources.  Shareholder activism can also taint a Corporation’s reputation, which may have negative effects on the Corporation and all of its stakeholders.  There is no guarantee that the Corporation will not be the subject of shareholder activism in the future, nor that the Corporation would be successful in defending itself and shareholder interests against shareholder activists.

Substantial Decommissioning and Reclamation Costs

The Corporation reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. As of December 31, 2022, the Corporation had a provision for approximately $445,000 on its Consolidated Statement of Financial Position for the estimated present value of future reclamation and remediation associated with the expected retirement of its mineral properties, plant, and equipment.  The present value of these reclamation provisions may be subject to change as a result of management’s estimates of ultimate decommissioning and reclamation costs, changes in the remediation technology or changes to applicable laws, regulations and interest rates.  Such changes will be recorded in the accounts of the Corporation as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Corporation’s operations. These costs can be significant and are subject to change.  The Corporation cannot predict what level of decommissioning and reclamation may be required in the future by regulators.  If the Corporation is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.

- 32 -

Officers and Directors Are Indemnified Against All Costs, Charges and Expenses Incurred by Them

The Corporation’s Articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all of the other officers or directors for any other loss, damage or expense incurred by the Corporation which happen in the execution of the duties of such officers or directors.  Such limitations on liability may reduce the likelihood of derivative litigation against the Corporation’s officers and directors and may discourage or deter shareholders from suing the officers and directors based upon breaches of their duties to the Corporation, though such an action, if successful, might otherwise benefit the Corporation and its shareholders.

Enforcement of Legal Actions or Suits

It may be difficult to enforce suits against the Corporation or its directors and officers.  The Corporation is organized and governed under the BCBCA and is headquartered in British Columbia, Canada.  Most of the Corporation’s directors and most officers are residents of Canada, and all of the Corporation’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Exchange Act.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons predicated solely upon such civil liabilities.

Credit and Counterparty Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations.  The Corporation’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business, and value added tax refunds primarily due from the Mexican taxation authorities, and other receivables.  The Corporation sells and receives payment upon delivery of its concentrates primarily through international organizations.  These are generally large and established organizations with good credit ratings.  Payments of receivables are scheduled, routine and received within the specific terms of the contract.  If a customer or counterparty does not meet its contractual obligations, or if they become insolvent, the Corporation may incur losses for products already shipped and be forced to sell greater volumes of concentrate than intended in the spot market, or there may be no market for the concentrates, and the Corporation’s future operating results may be materially adversely impacted as a result.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they arise.  The Corporation has a planning and budgeting process in place to help determine the funds required to support the Corporation’s normal operating requirements on an ongoing basis and its expansion plans.  As of December 31, 2022, the Corporation had net working capital (current assets in excess of current liabilities) of $8.821 million, including approximately $11.2 million in cash.  The Corporation believes it has sufficient net working capital to meet operating requirements as they arise for at least the next twelve months, but there can be no assurance that a sudden significant decrease in silver prices (and, to a lesser extent, copper and gold prices), or an unforeseen liability, or other matter affecting the operations of the business might arise which will have a material impact on the Corporation’s sufficiency of cash reserves to meet operating requirements.  In addition, a large acquisition or significant change in capital plans could significantly change the cash and working capital required by the Corporation.

- 33 -

Dilution of Shareholders’ Interests as a Result of Issuance of Incentive Stock Options or RSU’s to Employees, Directors, Officers and Consultants

The Corporation has granted, and in the future may grant, to directors, officers, insiders, employees, and consultants, options to purchase common shares, and restricted share units, as non-cash incentives to those persons.  Such options have been, and may in future be, granted at exercise prices equal to market prices, or at such prices as allowable under the policies of the TSX.  The issuance of additional shares will cause existing shareholders to experience dilution of their ownership interests.  As of December 31, 2022, there were outstanding share options exercisable into 4,256,000 Common Shares, warrants exercisable into 8,950,412 Common Shares, and RSU’s outstanding for the issuance of a further 2,190,666 Common Shares which, if vested and exercised or issued, would represent approximately 13% of the Corporation’s issued and outstanding shares.  If all of these share options, warrants and RSU’s are exercised and issued, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of the Corporation’s shares.

Certain Provisions of Organizational Documents May Discourage Takeovers And Business Combinations that Our Shareholders May Consider In Their Best Interests, Which Could Negatively Affect Our Stock Price.

Certain provisions of our Articles of Incorporation (“Articles”) may have the effect of delaying or preventing a change in control of our Corporation or deterring tender offers for our common shares that other shareholders may consider in their best interests.

Our Articles authorize us to issue an unlimited number of common shares. Shareholder approval is not necessary to issue our common shares. Issuance of these common shares could have the effect of making it more difficult and more expensive for a person or group to acquire control of us, and could effectively be used as an anti-takeover device.

Our Articles provide for an advance notice procedure for shareholders to nominate director candidates for election or to bring business before an annual meeting of shareholders, including proposed nominations of persons for election to our board of directors, and require that special meetings of shareholders be called by the board or shareholders who hold at least 5% of the total issued and outstanding shares.

Factors Beyond the Corporation’s Control

There are a number of factors beyond the Corporation’s control.  These factors include, but are not limited to, changes in government regulation, political changes, high levels of volatility in metal prices, availability of markets, pandemics (including the current COVID-19 pandemic), epidemics, and quarantines, availability of adequate labour, transportation and smelting facilities, availability of capital, environmental factors and catastrophic risks, and amendments to existing taxes and royalties. These factors and their effects cannot be accurately predicted.

Environmental and Health and Safety Risks

The Corporation’s operations are subject to environmental regulations promulgated by government agencies from time to time.  There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Corporation’s financial condition, liquidity or results of operations, and a breach of any such regulation may result in the imposition of fines and penalties.

Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects.  There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Corporation’s operations.

- 34 -

Exploration activities and/or the pursuit of commercial production from the Corporation’s mineral claims may be subject to an environmental review process under environmental assessment legislation.  Compliance with an environmental review process may be costly and may delay commercial production.  Furthermore, there is the possibility that the Corporation would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve the proposed mine, or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

The development and operation of a mine involves significant risks to personnel from accidents or catastrophes such as rock-falls, fires, explosions or collapses.  These risks could result in damage or destruction of mineral properties, production facilities, casualties, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability.  The Corporation may not be able to obtain insurance to cover these risks at economically feasible premiums.  Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry.  The Corporation may be materially adversely affected if it incurs losses related to any significant events that are not covered by its insurance policies.

The Corporation has safety programs in place and continues to make further improvements.  Safety meetings with employees and contractors are held on a regular basis to reinforce standards and practices.  Despite these programs, the Corporation has experienced four unrelated fatal accidents at the Avino Mine over the past nine years.  While these fatalities did not materially affect operations, the Corporation considers health and safety of its workers, and others in the communities in which it operates, to be a top priority.  In this regard, the Corporation is continually seeking to minimize the risk of safety incidents.  The Corporation also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

Risks Which Cannot Be Insured

The Corporation maintains appropriate insurance for liability and property damage; however, the Corporation may be subject to liability for hazards that cannot be insured against, which, if such liabilities arise, could impact profitability and result in a decline in the value of the Corporation’s securities.  The Corporation’s operations may involve the use of dangerous and hazardous substances; however, extensive measures are taken to prevent discharges of pollutants in the ground water and the environment.  Although the Corporation will maintain appropriate insurance for liability and property damage in connection with its business, the Corporation may become subject to liability for hazards that cannot be insured against or which the Corporation may elect not to insure itself against due to high premium costs or other reasons.  In the course of mining and exploration of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur.  It is not always possible to fully insure against such risks and the Corporation may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Fluctuations in the Price of Consumed Commodities

Prices and availability of commodities or inputs consumed or used in connection with exploration, development and mining, such as diesel, oil, electricity, chemicals and reagents, fluctuate and affect the costs of production at the Corporation’s operations.  These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on operating costs or the timing and costs of various projects.

- 35 -

Fluctuation in Foreign Currency Exchange Rates

The Corporation maintains bank accounts in Canadian dollars, U.S. dollars and Mexican pesos.  The Corporation earns revenue in U.S. dollars while its costs are incurred in Canadian dollars, U.S. dollars and Mexican pesos.  An appreciation in the Mexican peso and/or Canadian dollar against the U.S. dollar will increase operating and capital expenditures as reported in U.S. dollars.  A decrease in the Canadian dollar and/or the Mexican peso against the U.S. dollar will result in a loss to the Corporation to the extent that the Corporation holds funds in Canadian dollars and/or Mexican peso.  The Corporation has not used hedging instruments in managing its foreign exchange risk, but may do so in the future.  Such hedging instruments can also be subject to material gains and losses.

PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Corporation during the 12-month period prior to the date of this short form prospectus:

Month Issued	Number of Securities	Security	Price per Security ($)
February 2023	14,100(1)	Common shares	0.8006
	19,000(1)	Common shares	0.811
	28,000(1)	Common shares	0.8112
	40,500(1)	Common shares	0.8344
January 2023	52,500(1)	Common shares	0.8206
	34,100(1)	Common shares	0.825
	60,200(1)	Common shares	0.8054
	5,300(1)	Common shares	0.8005
August 2022	450,667(2)	Common shares	0.80
	532,212(2)	Common shares	0.77
April 2022	1,075,000(3)	Common shares	0.93

(1)	Issued pursuant to an at-the-market distribution in the U.S.
(2)	Issued pursuant to the vesting of RSUs.
(3)	Issued to Cantor Fitzgerald Canada Corporation in settlement of $1,000,000 in debt for financial advisory fees.

Warrants

The Corporation has not issued any share purchase warrants during the 12-month period prior to the date of this short form prospectus.

Stock Options

The following table summarizes details of the stock options granted by the Corporation during the 12-month period prior to the date of this short form prospectus:

Month Grant	Number of Securities	Security	Exercise Price per Security (CDN$)
May 4, 2022	25,000	Stock Options(1)	$0.92

(1)	Options granted pursuant to the Corporation’s Stock Option Plan, and exercisable until May 4, 2027.

- 36 -

Restricted Share Units (“RSU’s”)

The Corporation has not granted any RSU’s during the 12-month period prior to the date of this short form prospectus.

TRADING PRICE AND VOLUME

Our common shares are listed on the NYSE American and on the TSX under the symbol ASM.  The following sets forth the high and low prices expressed in U.S. Dollars on the NYSE American and in Canadian Dollars on the TSX for the past full twelve (12) months and through April 10, 2023 and for each quarter for the past fiscal year.

	NYSE AMERICAN		TSX
	(United States Dollars)		(Canadian Dollars)
	High	Low	High	Low
Last Twelve Months
To April 10, 2023	0.97	0.82	1.28	1.21
March, 2023	0.91	0.65	1.21	0.89
February 2023	0.81	0.67	1.07	0.90
January 2023	0.85	0.69	1.15	0.95
December 2022	0.68	0.64	0.97	0.82
November 2022	0.72	0.60	1.00	0.80
October 2022	0.75	0.58	1.00	0.80
September 2022	0.52	0.50	0.87	0.71
August 2022	0.57	0.48	0.74	0.66
July 2022	0.67	0.53	0.87	0.70
June 2022	0.64	0.49	0.81	0.64
May 2022	0.74	0.54	0.92	0.69
April 2022	0.74	0.57	0.95	0.76

For the Quarter Ended
March 31, 2023	0.91	0.65	1.21	0.89
December 31, 2022	0.75	0.58	1.00	0.71
September 30, 2022	0.67	0.48	0.87	0.64
June 30, 2022	0.70	0.49	0.95	0.64

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities, including, in the case of an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)), if applicable, whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a “U.S. person” (within the meaning of the United States Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special terms.

- 37 -

INTEREST OF EXPERTS

Mr. Michael F. O’Brien, P. Geo., M.Sc. Pr.Sci.Nat., FAusIMM, FSAIMM, of Red Pennant Communications Corp., and Mr. Hassan Ghaffari, P. Eng., M.A.Sc., and Mr. Jianhui (John) Huang, Ph.D., P. Eng., both of Tetra Tech Canada Inc., are “qualified persons” as defined by National Instrument 43-101, and they prepared the Avino Report, which is referred to herein. Neither of Messrs. O’Brien, Ghaffari, nor Huang is a shareholder of the Corporation.

The Corporation’s auditors, Deloitte LLP were the auditors of the Corporation for the year ended December 31, 2022 and are independent of the Corporation within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

Manning Elliott LLP provided an auditor’s report in respect to our financial statements for the year ended December 31, 2021, and are independent of the Corporation within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

LEGAL MATTERS

Certain Canadian legal matters relating to the offering will be passed upon by Harper Grey LLP, on behalf of the Corporation. As at the date hereof, the shareholders and associates of Harper Grey LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Corporation.

Certain U.S. legal matters relating to the offering will be passed upon by Lewis Brisbois Bisgaard & Smith LLP, on behalf of the Corporation. As at the date hereof, the shareholders and associates of Lewis Brisbois Bisgaard & Smith LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Corporation.

Except as disclosed above, no partner or associate, as applicable, of the aforementioned companies and limited liability partnerships or persons indicated above are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or any associate or affiliate of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation for the fiscal year ended December 31, 2022 are Deloitte LLP, Vancouver, British Columbia, Canada.

For the fiscal year ended December 31, 2021, the auditors of the Corporation were Manning Elliot LLP, Vancouver, British Columbia, Canada.

The registrar and transfer agent of the Corporation is Computershare Trust Company of Canada Inc., Vancouver, British Columbia, Canada.

- 38 -

ADDITIONAL INFORMATION

The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC.  Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to herein are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved.  Each such statement is qualified in its entirety by such reference.

The Corporation is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, file reports and other information with the SEC and with the securities regulators in Canada.  Under MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.  In addition, the Corporation is not required to publish financial statements as promptly as United States companies.

You may read and download the documents that the Corporation has filed with the SEC at www.sec.gov.  You may read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on the SEDAR website at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

The Corporation is a corporation existing under the Business Corporations Act (British Columbia).  Most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and substantially all of the Corporation’s assets, are located outside the United States.  The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States.  It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process.  The Corporation appointed National Registered Agents, Inc., 1015 15th Steet N.W., Suite 1000, Washington, DC  20005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

- 39 -

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement (including a pricing supplement) relating to the securities purchased by a purchaser and any amendment thereto.  In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus or prospectus supplement (including a pricing supplement) relating to the securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

In an offering of convertible, exchangeable or exercisable Securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the convertible, exchangeable or exercisable Securities is offered to the public under the prospectus offering.  This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Corporation, including Warrants if offered separately, will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Securities.  The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement.  This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

- 40 -

CERTIFICATE OF THE CORPORATION

Dated: April 11, 2023

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada, except for Quebec.

By: (Signed) David Wolfin	By: (Signed) Nathan Harte
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Ron Andrews	(Signed) Peter Bojtos
Ron Andrews	Peter Bojtos
Director	Director

- 41 -